1934 ACT FILE NO. 001-14714

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April, 2004.

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

40 Fushan Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F  ☒     Form 40-F  ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.] Yes  ☐     No  ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                ]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YANZHOU COAL MINING COMPANY LIMITED (Registrant)

Date April 26, 2004	By	/S/ CHEN GUANGSHUI

Chen Guangshui, Secretary

Exhibit 99.1

Yanzhou Coal Mining Company Limited (the “Company”) has steadily improved its performance in 2003. Net income for the year ended 31st December, 2003 was RMB1,386.7 million, representing a 13.5% increase over that of 2002.

In 2003, the Company secured the domestic and overseas markets, successfully implemented operating strategies such as increasing production and sale of coal, upgrading product quality, optimizing product structures, improving marketing system and tightening cost control, and achieved stable growth in operating results.

In 2003, the Company increased its profit level by the implementation of the operating strategies of improving the Long-wall Top Coal Caving mining techniques and the auxiliary facilities, resulting in the further increase of productivity and efficiency. The Company reached its target of producing 40 million tonnes of raw coal two years ahead of schedule, among which the production volume of Jining III coal mine reached 10.08 million tones annually, representing a 25.5% increase over that of 2002. The consolidated net prices of coal products increased as a result of optimizing the product mix, transportation structure, user mix and seaport transportation structure etc. The impurity ratio of clean coal decreased to 1.23kg/10,000 tonnes due to improved quality management in areas such as coal production, preparation and transportation. Product quality and reputation in the market were further boosted. The unit cost of coal sales decreased as compared with that of 2002 as a result of the improved management and tightened cost control. By allocating more resources to improve production safety facilities, the Company’s production safety level has ranked top among its counterparts in the international market.

In 2003, the Company completed the construction of the first phase of Jining Sihe Coal Port; acquired Zoucheng Nanmei Shipping Co., Ltd. and consolidated and expanded the coal markets along the Jinghang Grand Canal and the Yangtze River, improving the Company’s marketing system.

Since the listing of the Company, the Company successfully made three strategic acquisitions, namely the acquisitions of Jining II coal mine, Jining III coal mine and the railway assets specially used for the transportation of coal (the “Railway Assets”). In 2003, the two coal mines it acquired produced 16.13 million tonnes of raw coal or 37.3% of the Company’s raw coal output; whereas the transportation volume of the Railway Assets was 28.26 million tonnes. The

Railway Assets, if calculated as a separate segment of the business, contributed a net income of RMB135 million to the Company in 2003. The three assets acquisitions enlarged the scale of the Company’s principal operations, increased its profit level and boosted its capability to integrate and acquire quality assets, fulfilling the promises made to the shareholders of the Company (the “Shareholders”) by the management of the Company.

The Company’s board of Directors is satisfied with the successful implementation of operating strategies, expansion of the business scale and an increase in profit in 2003. We are optimistic on our future performance.

FINANCIAL HIGHLIGHTS

(prepared in accordance with International Financial Reporting Standards (“IFRS”))

The financial highlights are prepared based on the financial information set out in the audited consolidated statement of income, consolidated balance sheet, and consolidated statement of cash flows in 2003 and 2002, respectively.

Operating Results

	Year ended 31st December
	2003	2002
	RMB’000	RMB’000
Net Sales
Net Sales of Coal	6,794,335	6,213,901
Including:
Domestic	4,337,089	3,413,955
Export	2,457,246	2,799,946
Net Income of Railway
Transportation Service	154,585	142,471
Total Net Sales	6,948,920	6,356,372
Gross Profit	3,193,897	2,993,471
Operating Income	2,034,884	1,866,141
Interest Expenses	(59,966)	(117,929)
Income Before Income Taxes	1,974,918	1,748,212
Net Income	1,386,686	1,221,999
Earnings per Share	RMB 0.48	RMB 0.43
Dividend per Share (note)	RMB 0.164	RMB 0.104

Notes:	Dividend per share of year 2003 represents dividend proposed.

ASSETS AND LIABILITIES

	Year ended 31st December
	2003	2002
	RMB’000	RMB’000
Net Current Assets	2,045,252	2,157,429
Land Use Right and Net Book Value of Property, Plant and Equipment	9,221,285	8,895,147
Total Assets	13,909,804	12,924,045
Total Borrowings	650,859	1,261,341
Shareholders’ Equity	11,083,239	9,995,033
Net Asset Value per Share	RMB 3.86	RMB 3.48
Return on Net Assets (%)	12.51	12.23

SUMMARY STATEMENT OF CASH FLOWS

	Year ended 31st December
	2003	2002
	RMB’000	RMB’000
Net Cash from Operating Activities	2,701,236	2,239,712
Net Increase in Cash and Cash Equivalent	479,599	419,367
Net Cash Flow per Share from Operating Activities	RMB 0.94	RMB 0.78

OVERVIEW

In 2003, the Company produced 43.28 million tonnes of raw coal, sold 39.41 million tonnes of coal and the railway transportation of coal achieved 28.26 million tonnes. In 2003, net sales of the Company was RMB6,948.9 million, among which net sales of coal was RMB6,794.3 million and net income of railway transportation service was RMB154.6 million, and the net income of the Company was RMB1,386.7 million.

PRODUCT PRICES AND SALES

The following table sets out the Company’s net sales by product category for the years ended 31st December, 2003 and 2002:

	Year ended 31st December
	2003			2002
	Sales Volume (’000 Tonnes)	Net Sales of Coal (RMB’000)	% of Total Net Sales of Coal	Sales Volume (’000 Tonnes)	Net Sales of Coal (RMB’000)	% of Total Net Sales of Coal
Clean coal
No. 1	513.8	128,216	1.9	422.5	100,131	1.6
No. 2	6,729.2	1,287,636	18.9	6,086.4	1,245,883	20.0
Domestic	636.5	151,823	2.2	222.8	51,697	0.8
Export	6,092.7	1,135,813	16.7	5,863.6	1,194,186	19.2
No. 3	11,952.7	2,126,320	31.3	12,369.0	2,300,063	37.1
Domestic	4,858.3	899,710	13.2	3,766.3	694,303	11.2
Export	7,094.4	1,226,610	18.1	8,602.7	1,605,760	25.9
Lump coal	583.4	130,257	1.9	—	—	—
Domestic	138.8	35,434	0.5	—	—	—
Export	444.6	94,823	1.4	—	—	—
Subtotal for clean coal	19,779.1	3,672,429	54.0	18,877.9	3,646,077	58.7
Domestic	6,147.4	1,215,183	17.8	4,411.6	846,131	13.6
Export	13,631.7	2,457,246	36.2	14,466.3	2,799,946	45.1
Screened raw coal	13,937.5	2,499,436	36.8	12,628.6	2,213,372	35.6
Mixed coal and others	5,690.9	622,470	9.2	3,541.5	354,452	5.7
Total	39,407.5	6,794,335	100.0	35,048.0	6,213,901	100.0
Including: Domestic	25,775.8	4,337,089	63.8	20,581.7	3,413,955	54.9

The Company carried out measures to enlarge sales and stabilize export volume in 2003. The Company sold 39.41 million tonnes of coal in 2003, representing an increase of 4.36 million tonnes, or 12.4%, as compared with that of 2002. Domestic sales was 25.78 million tonnes, representing an increase of 5.19 million tonnes, or 25.2%, as compared with that of 2002. The increase in domestic sales was mainly due to an increase of domestic coal price and an increase of domestic coal sales by the Company. Export sales was 13.63 million tonnes, representing a decrease of 0.83 million tonnes, or 5.8%, as compared with that of 2002. The decrease in export sales was mainly due to the reduction in export sales by the Company and a decrease in price for export coal contract.

The following table sets out the Company’s products’ average prices for the years ended 31st December, 2003 and 2002:

	2003	2002
	(RMB per tonne)	(RMB per tonne)
Cleaned coal
No. 1	249.57	237.00
No. 2	191.35	204.70
Domestic	238.54	231.98
Export	186.42	203.66
No. 3	177.89	185.95
Domestic	185.19	184.35
Export	172.90	186.66
Lump coal	223.26	—
Domestic	255.15	—
Export	213.30	—
Subtotal for cleaned coal	185.67	193.14
Domestic	197.67	191.80
Export	180.26	193.55
Screened raw coal	179.33	175.27
Mixed coal and others	109.38	100.09
Average price	172.41	177.30
Including: Domestic	168.26	165.87

Note:	The average prices represent the invoice prices minus sale taxes, transportation cost from the Company to ports, port charges and miscellaneous fees for coal sales.

The average coal price of the Company was RMB172.41/tonne in 2003, representing a decrease of RMB4.89/tonne, or 2.8%, as compared with that of 2002. The average domestic coal price was RMB168.26/tonne, representing an increase of RMB2.39/tonne, or 1.4%, as compared with that of 2002. The average export coal price was RMB180.26/tonne, representing a decrease of RMB13.29/tonne, or 6.9%, as compared with that of 2002.

The decrease in average coal price of the Company in 2003 was principally due to a decrease of average price of export coal contract in 2003 as compared with that in 2002.

The Company’s coal products are mainly exported to East Asian countries, such as Japan and South Korea. Net sales of export coal in 2003 accounted for 36.2% of the Company’s total net sales of coal.

Most of the Company’s domestic coal sales were made to power plants, fuel trading companies, metallurgical producers and chemical companies.

RAILWAY ASSETS

In 2003, railway transportation volume of the Company was 28.26 million tonnes, representing an increase of 1.22 million tonnes, or 4.5%, as compared with that of 2002. Net income from railway transportation service of the Company was RMB 154.6 million, representing an increase of RMB 12.114 million, or 8.5%, as compared with that of 2002.

OPERATING EXPENSES AND COST CONTROL

The following table sets out the Company’s principal operating expenses, which are also expressed as percentages of total net sales of the years ended 31st December, 2003 and 2002:

	Year ended 31st December
	2003	2002	2003	2002
	(RMB’000)		(% of total net sales)
Net sales
Net sales of coal	6,794,335	6,213,901	97.8	97.8
Net income of railway transportation service	154,585	142,471	2.2	2.2
Total net sales	6,948,920	6,356,372	100.0	100.0
Cost of sale and railway transportation service
Materials	899,602	752,513	12.9	11.8
Wages and employee welfare	863,707	757,532	12.4	11.9
Electricity	278,507	278,407	4.0	4.4
Depreciation	836,120	813,761	12.0	12.8
Repairs and maintenance	374,855	346,290	5.4	5.4
Land subsidence, restoration, rehabilitation, and environmental costs	264,158	232,030	3.8	3.7
Mining right expenses	19,604	19,604	0.3	0.3
Other transportation fee	48,231	43,239	0.7	0.7
Other manufacturing costs	170,239	119,525	2.5	1.9
Total cost of sales and railway transportation service	3,755,023	3,362,901	54.0	52.9
Selling, general and administrative expenses	1,264,858	1,231,059	18.2	19.4
Total operating expenses	5,019,881	4,593,960	72.2	72.3

In 2003, total operating expenses of the Company were RMB5,019.9 million, representing an increase by RMB 425.9 million, or 9.3%, as compared with that of 2002. Cost of sale and railway transportation service and selling, general and administrative expenses increased by 11.7% and 2.7%, as compared with that of 2002, respectively. Total operating expenses to total net sales reduced to 72.2% in 2003 from 72.3% in 2002.

Management discussion and analysis

The following discussion and analysis should be read in conjunction with the audited financial statements of the Company for 2003 and 2002 and the notes thereto included elsewhere in this report. Such financial statements have been prepared in accordance with IFRS. For a discussion of certain differences between IFRS and US Generally Accepted Accounting Principles (“US GAAP”), please refer to note 17 to the financial statements contained herein or the Company’s annual report on Form 20-F filed with the Securities and Exchange Commission of United States of America, which will be provided to any Shareholder upon written request.

YEAR ENDED 31ST DECEMBER, 2003 COMPARED WITH YEAR ENDED 31ST DECEMBER, 2002

The Company’s realised net sales increased by RMB592.5 million, or 9.3%, to RMB6,948.9 million in 2003 from RMB6,356.4 million in 2002, among which realised net sales of coal increased by RMB580.4 million, or 9.3%, to RMB 6,794.3 million in 2003 from RMB 6,213.9 million in 2002. The increase was mainly due to an increase of coal sales volume of 12.4%, resulting in an increase of net sales of coal by RMB773.1 million, and a decrease of average coal price of 2.8%, resulting in a decrease of net sales of coal by RMB192.7 million. The Company’s net income from railway transportation service was RMB154.6 million, representing an increase of RMB12.114 million, or 8.5%, from RMB142.5 million in 2002. Such increase was principally due to an increase in the volume of coal deliveries where transportation expenses were calculated on ex-mine basis and were borne by the customers.

Cost of sale and railway transportation service increased by RMB392.1 million, or 11.7%, to RMB3,755 million in 2003, as compared to RMB3,362.9 million in 2002. The cost of coal sales was RMB3,687.4 million, representing an increase of RMB 377.5 million, or 11.4%, as compared to RMB3,309.9 million in 2002, principally due to an increase of coal production. The unit cost of coal sales was RMB93.57, representing a decrease of RMB0.87, or 0.9%, as compared to RMB94.44 in 2002. This was mainly because the strengthened management and the enlargement of production scale by the Company, resulting in the unit cost of coal sales being effectively under control.

Selling, general and administrative expenses of the Company were RMB1,264.9 million in 2003, increased by RMB33.799 million, or 2.7%, from RMB1,231.1 million in 2002. This increase was mainly due to: (1) an increase in retirement benefits scheme contributions of RMB15.257 million; (2) an increase in resources compensation fees of RMB11.179 million; (3) an increase in research and development expenses of RMB15.487 million; (4) an increase in allowance for doubtful debt of RMB14.068 million over that of last year; (5) and a partial set-off of the said factors resulting in the increase of fees/expenses by the effective control on the selling, general and administrative expenses through strengthened management.

Other operating income increased by RMB2.116 million, or 2.0%, to RMB105.8 million in 2003 from RMB103.7 million in 2002.

Operating income increased by RMB168.8 million, or 9.0%, to RMB2,034.9 million in 2003 from RMB1,866.1 million in 2002.

Interest expenses of the Company decreased by RMB57.963 million, or 49.2%, to RMB59.966 million in 2003 from RMB117.9 million in 2002. This was principally due to a partial repayment of long-term bank loan.

Income before income taxes increased by RMB226.7 million, or 13.0%, to RMB1,974.9 million in 2003 from RMB1,748.2 million in 2002.

Net income increased by RMB164.7 million, or 13.5%, to RMB1,386.7 million in 2003 from RMB1,222 million in 2002.

Total assets increased by RMB985.8 million, or 7.6%, to RMB13,909.8 million as at 31st December, 2003 from RMB12,924.0 million as at 31st December, 2002. This was principally because the Company’s production and operation activities resulted in an increase in assets value.

Total liabilities decreased by RMB101.3 million, or 3.5%, to RMB2,822.8 million as at 31st December, 2003 from RMB2,924.1 million as at 31st December, 2002. This was principally due to: (1) the Company made a repayment of RMB600 million of long-term loan during the period in this report; (2) an increase in advances from customers of RMB443.2 million; (3) an increase in taxes payable and others liabilities of RMB55.588 million.

Shareholder’s equity increased by RMB1,088.2 million, or 10.9%, to RMB11,083.2 million as at 31st December, 2003 from RMB9,995.0 million as at 31st December, 2002. This was principally because the operation activities realised profits, resulting in an increase in Shareholder’s equity.

LIQUIDITY AND CAPITAL RESOURCES

In 2003, the Company’s principal source of capital was cash flow from operations. The Company’s principal uses of the capital include payment for operating expenses, purchase of property, plants and equipment, including the investment in the first phase of Jining Sihe Coal Port, payment of Shareholders’ dividends and partial repayment of long-term bank loan.

As at 31st December, 2003, the balance of bills and accounts receivable of the Company was RMB1,239.4 million, representing an increase of RMB436.5 million, or 54.4%, from RMB802.9 million as at 31st December, 2002. Bills receivable increased by RMB417.1 million, or 173.8%, to RMB657.1 million from the RMB240.0 million as at 31st December, 2002, principally due to the increase in bank bills as a result of an increase in coal sales volume. Accounts receivable increased by RMB19.379 million, or 3.4%, to RMB582.3 million from RMB562.9 million as at 31st December, 2002, principally due to an increase of coal sales volume.

As at 31st December, 2003, inventories decreased by RMB74.551 million, or 12.9%, to RMB502.0 million from RMB576.6 million as at 31st December, 2002. Strengthened management and tightened control reduced the inventories of auxiliary materials, spare parts and small tools.

Prepayment and other current assets decreased by RMB221.5 million, or 29.3%, to RMB534.5 million as at 31st December, 2003, from RMB756.0 million as at 31st December, 2002. The decrease was mainly due to a decrease of prepayment and the partial collection of VAT export rebate receivable.

As at 31st December, 2003, total bills and accounts payable decreased by RMB175.1 million, or 29.1%, to RMB427.6 million from RMB602.7 million as at 31st December, 2002, among which bills payable decreased by RMB101 million and accounts payable decreased by RMB74.135 million.

Other accounts payable and provisions increased by RMB540.0 million, or 85.1%, to RMB1,174.8 million as at 31st December, 2003 from RMB634.8 million as at 31st December, 2002, principally due to an increase in advances from customers.

Long-term liabilities decreased by RMB810.4 million, or 64.3%, to RMB450.9 million as at 31st December 2003 from RMB1,261.3 million as at 31st December, 2002. This was principally due to the partial repayment of long-term bank loan.

The Company’s capital expenditure for the purchase and construction of property, machinery and equipment was RMB837.8 million and RMB1,288.1 million in 2002 and 2003, respectively. The Company invested RMB250.2 million in the construction of the first phase of Jining Sihe Coal Port in 2003.

According to the Acquisition Agreement of Jining III Coal Mine, the Company has paid its parent company, Yankuang Group Corporation Limited (the “Parent Company”) RMB13.248 million for mining right during the period of this report.

According to the Acquisition Agreement of Railway Assets, the Company has paid RMB40 million to the Parent Company during the period in this report.

As at 31st December, 2003, the Company’s debt to equity ratio was 5.9%, which was calculated based on the Shareholder’s equity and the total amount of loan amounting to RMB110.832 million and RMB605.9 million, respectively.

The Directors of the Company recommended a cash dividend of RMB327.2 million (before tax) or RMB0.114 (before tax) per share in accordance with the Company’s consistent dividend policy and an additional special cash dividend of RMB143.5 million (before tax) or RMB0.050 (before tax). The said dividends totally amount to RMB470.7 million (before tax) or RMB0.164 (before tax) per share.

Taking into account the cash in hand and existing abundant capital sources, the Company believes that it will have sufficient capital for its operational requirements.

TAXATION

The Company is still subject to an income tax rate of 33% on its taxable profits in 2003.

US GAAP RECONCILIATION

The Company’s audited financial statements are prepared in compliance with IFRS, which differs in certain respects from accounting principles general by accepted in the United States of America (“US GAAP”). Please refer to note 17 to the financial statements contained herein for a description of the differences between IFRS and US GAAP, and the adjusted net income for the year ended 31st December, 2003 and the Shareholders’ equity as at 31st December, 2003 after reconciliation made in accordance with US GAAP.

OUTLOOK FOR 2004

In 2004, the demand for coal in domestic and overseas markets will further increase and coal price is expected to rise significantly.

The demand and supply of coal in the domestic coal market will maintain in equilibrium. The supply of steam coal in certain regions and coking coal all over the country will fall short of demand and coal price is expected to rise. The Chinese government estimated the economic growth to stay at 7% or higher in 2004. The rapid development of certain infrastructure industries such as electric power, metallurgical, construction and chemical industries will further increase demand for coal. Such increased demand is expected to exceed 160 million tonnes for the whole year. The Chinese government encourages the development of large coal corporations. In order to raise the safety of coal mines and improve the operation of the coal industry, the country will continue to regulate and close sub-standard coal mines.

The strong demand for coal in the international market will lead to a surge in coal price. Oil price is moving upward as a result of economic recovery across the world, especially in the U.S.A. and Japan. The increase in coal consumption in electric power generation in Japan will stimulate demand for steam coal. The rapid development of the international iron and steel industry will further exert pressure on the supply of coking coal, which in turn will boost demand for semi-soft coking coal. In 2004, due to the impact from the decrease in Chinese coal exports and an increase in demand for coal in the international market, the supply in the Asian coal market will fall short of demand. The strong Australian dollars, the ever increasing sea freight and the decrease in Chinese coal exports will push up coal price in the Asian market, the Company’s competitiveness in the northeast Asian coal market will be further strengthened. On 15th April 2004, the spot price of the Australian BJ steam coal was USD54.85/tonne, representing an increase of 131%.

From 1st January 2004, the Chinese government implemented a new coal export tax refund policy under which the tax refund for the Company’s exported coal products will be adjusted from 13% to 11%. This will pose little negative impact on the Company’s profit from coal export. From 1st July 2004, the Chinese government will implement the “Administrative Measures for Coal Export Quota”. As the Company’s coal products enjoy good reputation in the international market and its export volume accounts for a relatively larger proportion in the Chinese gross coal export, such policy will have little impact on the coal export of the Company in 2004.

In 2004, the Company has so far signed domestic sale contracts, letters of intent and export plans of 41.42 million tonnes, which is 5.1% higher than the actual sales volume in 2003, of which 11.92 million tonnes are for domestic sale contracts, 17.50 million tonnes are for domestic letters of intent and 12 million tonnes are for export plans.

The export and domestic sale prices of coal of the Company are predicted to rise substantially in 2004. The consolidated average coal price of signed domestic sale contracts so far this year increased by 9.9% over that of 2003. At present, the Company is still negotiating its export coal contracts. With regard to the spot price trend in the international market and the export coal contracts for 2004 signed between the Australian coal producers and the northeast Asian customers, the export coal contract prices of the Company are predicted to rise substantially in 2004. Coal prices of signed domestic letters of intent and export plans will fluctuate in response to market changes.

OPERATING STRATEGIES

The Company will continue to increase its profitability and Shareholders’ return through organic growth and outward expansion of the Company. The operating strategies of the Company for 2004 will be focused on two aspects: i) investing in and acquiring high quality coal mine assets, promoting deep processing of coal and expanding its operating scale; and ii) improving its operational management and boosting the profitability of its existing coal mines.

i)    Acquiring high quality coal mines, promoting deep processing of coal and expanding the operating scale of the Company. The Company already possesses basic advantages to speed up its own development: the lead in Long-wall Top Coal Caving mining techniques in the international market, good reputation in domestic and overseas markets, sophisticated coal mine management and experience in coal mine investment. The Company’s standard of investments and acquisitions of coal mines includes abundant coal reserve being suitable for Long-wall Top Coal Caving mining techniques; prime quality coking coal, steam coal or coal which is suitable for deep processing; and the investment return not being lower than the existing level of its coal mines.

The deep processing of coal which the Company intends to promote will be coking and coal chemicals. More sophisticated techniques and greater market potential are already available for deep processed coal products which can generate higher added value and better investment income than that of coal products. The Company has been engaged in technological research and development and market research for years and processes the requirements to promote deep processing of coal. Our development in deep processing of coal will be on a gradual basis to extend the coal mine industry chain and foster new economic growth for the Company.

ii)    Improving operational management and boosting profitability of the existing coal mines. The Company aims to boost its operating results by stabilizing its existing coal output and sales volume, improving marketing strategies, increasing sales prices and tightening cost control.

Firstly, stabilizing the existing coal output and sales volume. The existing coal output is to be stabilized by enhancing the Long-wall Top Coal Caving mining techniques and auxiliary facilities and improving roof support system with 2 rows of pillars used in mining technology for medium and thick coal seams. The Company will build up a reasonable coal sales network in the light of trends in domestic and overseas markets as well as in different regions in the PRC.

Secondly, implementing the “Four Optimizations” for sale of coal to increase net product prices. The Company will utilize its more powerful coal washing capacity to continue improving the quality of its coal products. It will also implement the “Four Optimizations” for sale of coal such as optimizing the product mix and user mix to increase product sale prices; and optimizing the transportation structures and port flow structures to reduce sale cost and increase net product prices.

Thirdly, improving management and cost control. Cost of sale of the Company will be subject to rise in 2004. The Company will take the following measures to minimize the impact of increased expenditures: fully utilizing ERP management system, improving the financial control system and the overall budgeting management system; improving material purchase management, reducing intermediary purchases and material reserve by regulating bidding and purchase; reducing the cost of raw materials and equipment; continuing the improvements on roof support system and auxiliary transportation and enlarging bolting net utility and reducing the consumption of materials and labour cost.

By implementing the above measures, the Company will strive to achieve the following objectives in 2004: sales volume to exceed 40 million tonnes and, endeavour to contain the increasing cost resulting from objective circumstances and to maintain the unit cost of production at the 2003 level.

PROPOSED PROFIT APPROPRIATION

The profit appropriation of the Company for the year ended 31st December, 2003 as proposed by the board of Directors is as follows:

Prepared in accordance with PRC

GAAP
RMB’000
Net Income	1,105,365
Unappropriated profits at the beginning of year	1,751,708
Appropriation to statutory surplus reserve	110,580
Appropriation to statutory public welfare fund	55,312
Distributable profits	2,691,181
Proposed cash dividends after the date of the balance sheet	470,680
Unappropriated profits	2,220,501

The proposed profit appropriation will be presented to the Shareholders for approval at the forthcoming annual general meeting of the Company for 2003 (the “2003 AGM”).

Pursuant to the Company’s Articles of Association, the Company’s financial statements should be prepared according to the PRC GAAP as well as the IFRS or the accounting standards and regulations of the places in which its shares are listed. For the purpose of determining the dividends payable to the Shareholders in a relevant year, the lower of the profits after taxation in these accounting standards will be applied for the relevant year. For this purpose, audited profits after taxation in accordance with the PRC GAAP will be applied to determine the proposed cash dividends for the year ended 31st December, 2003.

DIVIDENDS

The directors of the Company have decided to recommend at the 2003 AGM on 25th June, 2004, a payment of cash dividends for the year 2003 of RMB470.7 million (before tax) or RMB0.164 (before tax) per share, which including (1) cash dividends of RMB327.2 million (before tax) or RMB0.114 (before tax) per share in accordance with the Company’s consistent dividend policy; and (2) a special cash dividends of RMB143.5 million (before tax) or RMB0.050 (before tax) per share. Following the approval by the Shareholders at the 2003 AGM, the above dividends will be declared and paid to all Shareholders within two months after the 2003 AGM.

Pursuant to the Company’s Articles of Association, dividends payable to the Shareholders shall be calculated and declared in RMB. Dividends payable to holders of the Company’s domestic shares shall be paid in RMB, while dividends payable to holders of the Company’s H shares shall be paid in Hong Kong dollars.

BORROWINGS

The Company entered into a long term borrowing contract (the “Borrowing Contract”) with the Bank of China on 3rd December, 2001 and borrowed RMB1.2 billion from the Bank of China on 4th January, 2002 for the purpose of financing the acquisition of the Railway Assets from the Parent Company.

In accordance with the Borrowing Contract, the interest rate of the loans is 6.21% per annum and should be adjusted in accordance with the statutory interest rate adjusted by or the change of statutory method of interest calculation made by the State during the term of the Borrowing Contract. According to the latest statutory interest rate announced by the People’s Bank of China, the interest rate of the loan has been adjusted to 5.76% per annum starting from 1st January, 2003.

The term of the Borrowing Contract commenced on the date of the signature of the Borrowing Contract and will expire on the date on which the last installment of principal and interest is repaid, which should be no more than 96 months. During the year ended 31st December, 2003, the Company has repaid RMB600 million.

CONNECTED TRANSACTIONS

1.    On-going Supply of Materials and Services

The second supplemental agreement to the materials and services supply agreement was entered into between the Company and the Parent Company on 29th May, 2003 (the “Second Supplemental Agreement”) ( contents of which were disclosed in the circular to Shareholders dated 30th May, 2003) and was approved by the independent Shareholders at the annual general meeting for the year 2002 held on 27th June, 2003.

The Materials and Services Supply Agreement, the Supplemental Agreement (both entered into between the Company and the Parent Company and contents of such agreements were disclosed in the combined offering prospectus dated 24th March, 1998 and the circular to Shareholders dated 22nd November, 2001) and the Second Supplemental Agreement defined the on-going supply of materials and services between the Company and the Parent Company.

The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) has granted a conditional waiver (the “Waiver”) to the Company on 11th July, 2003 from strict compliance with the requirements of disclosure by way of press announcement and Shareholders’ approval as stipulated in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) in respect of the connected transactions under the above agreements between the Company and the Parent Company for a period of three financial years ending 31st December, 2005. The upper limits of the Waiver were as follows: the value of connected transactions relating to the provision of materials and services by the Company to the Parent Company shall not exceed 13% of the Company’s audited consolidated net sales in the immediately preceding financial year, and the aggregate value of connected transactions relating to the provision of materials and services by the Parent Company to the Company shall not exceed 26% of the Company’s audited consolidated net sales in the immediate preceding financial year.

For the year ended 31st December, 2003, the value of connected transactions relating to the provision of materials and services by the Company to the Parent Company is RMB731.7 million and accounted for 11.5% of the Company’s audited consolidated net sales in the year ended 31st December, 2002, and the value of connected transactions relating to the provision of materials and services by the Parent Company to the Company is RMB1,613.3 million and accounted for 25.4% of the Company’s audited consolidated net sales in the year ended 31st December, 2002.

The Company’s Independent Non-executive Directors have reviewed the connected transactions of on-going supply of materials and services in the year ended 31st December, 2003 and confirmed that: (1) all such connected transactions were: (a) entered into by the Company in the ordinary and usual course of its business; (b) conducted either on normal commercial terms, or where there is no available comparison, on terms that are fair and reasonable so far as the Company and its subsidiaries, and the Shareholders of the Company are concerned; and (c) entered into either in accordance with the terms of the above agreements, or where there are no such agreements, on terms no less favorable than those available to or from independent third parties; and (2) the value of all such connected transactions did not exceed the upper limits of the Waiver as imposed by the Hong Kong Stock Exchange on 11th July, 2003.

2.    Mining Rights Fee

During the year ended 31st December, 2003, the Company paid RMB12.98 million to the Parent Company in respect of mining rights pursuant to the Mining Rights Agreement dated 17th October, 1997 (as supplemented by a supplemental agreement dated 18th February, 1998) entered into between the Parent Company and the Company.

3.    Fees in respect of Assets Acquired from the Patent Company

Pursuant to the Jining III Coal Mine Acquisition Agreement which was entered into between the Company and the Parent Company, the consideration of the mining right of Jining III coal mine is approximately RMB132.5 million, which shall be paid to the Parent Company in ten equal annual interest free installments, commencing from 2001. As at 31st December, 2003 the Company paid RMB39.744 million to the Parent Company as mining right consideration.

Pursuant to the Railway Assets Acquisition Agreement which was entered into between the Company and the Parent Company, when the annual transportation volume of the Railway Assets reaches the volume milestones targets of 25 million tonnes, 28 million tonnes and 30 million tonnes for the year 2002, 2003 and 2004, respectively, the Company will pay to the Parent Company an amount of RMB40 million each year before 30th June annually from 2003 for three consecutive years. Annual transportation volume of the Railway Assets during the year ended 31st December, 2003 was 28.26 million tonnes and the Company, pursuant to the Railway Assets Acquisition Agreement, paid RMB40 million to the Parent Company before 30th June, 2003.

HOUSING SCHEME

According to the Materials and Services Supply Agreement (as amended by the supplemental agreements) entered into between the Company and the Parent Company, which is set out in the paragraph headed “On-going Supply of Materials and Services” of the section headed “Connected Transactions” , the Parent Company is responsible for providing accommodation to its employees and the employees of the Company. The Company and the Parent Company share the incidental expenses relating to the provision of such accommodation on a pro-rata basis based on their respective number of employees and mutual agreement. Such expenses amounted to RMB37.2 million and RMB37.2 million in 2002 and 2003, respectively.

Commencing from 2002, the Company paid to its employees a housing allowance which is based on a fixed percentage of employees’ wages for their buying of residential houses. During the year ended 31st December, 2003, the employees’ housing allowances paid by the Company amounted to RMB136.5 million in total.

DISCLOSURE OF SIGNIFICANT EVENTS

Acquisition of Equity Interest in Zoucheng Nanmei Shipping Co., Ltd.

Pursuant to the approval given by the Company’s board of Directors at a meeting held on 15th August, 2003, the Company has acquired 80% equity interest in Zoucheng Nanmei Shipping Co., Ltd. for RMB10.164 million by internal resources. Details were disclosed in the announcement in domestic China Securities and Shanghai Securities, and Wen Wei Po and South China Morning Post of Hong Kong on 18th August, 2003.

Zoucheng Nanmei Shipping Co., Ltd. changed its name to Shandong Yanmei Shipping Co., Ltd. on 29th December, 2003.

The Company acquired another 12% equity interest of Shandong Yanmei Shipping Co., Ltd., which was formerly held by Shandong Chuangye Investment & Development Co., Ltd., with RMB1.528 million on 30th December, 2003. Currently, the Company has 92% equity interest in Shandong Yanmei Shipping Co., Ltd

Investment for Construction of Jining Sihe Coal Port

Pursuant to the approval given by the Company’s board of Directors at a meeting held on 11th April, 2003, the Company, in April 2003, started to construct the Jining Sihe Coal Port adjacent to Jining III coal mine and to open an inland river route connecting the Jinghang Grand Canal.

The Company invested RMB250 million by internal resources in the construction of the first phase of the Jining Sihe Coal Port, which had been finished by the end of December, 2003 (including a dock with loading capacity of 1,000 tonnes and a coal stockpile of 180 thousand tonnes) with annual handling capacity of 3 million tonnes and has been put into operation since January 2004. Depending on the operation of the first phase of the project, the Company may carry out feasibility study on, and the construction of, the second phase of the project.

Material Litigation and Arbitration

The Company was not involved in any material litigation or arbitration during the period of this report.

REPURCHASE, SALE OR REDEMPTION OF SHARES OF THE COMPANY

During the year ended 31st December, 2003, the Company and its subsidiaries did not repurchase, sell or redeem any shares of the Company.

COMPLIANCE WITH CODE OF BEST PRACTICE

None of the Directors of the Company is aware of any information, indicating that the Company was not, for the year ended 31st December, 2003, in compliance with the Code of Best Practice set out in Appendix 14 of the Listing Rules.

DIRECTORS

As at the date of this announcement, the Directors of the Company are Mr. Mo Liqi, Mr. Yang Deyu, Mr. Geng Jiahuai, Mr. Wang Bangjun, Mr. Yang Jiachun, Mr. Wu Yuxiang and Mr. Dong Yunqing and the independent non-executive Directors of the Company are Mr. Fan Waitang, Mr. Cui Jianmin and Mr. Wang Xiaojun.

On behalf of the Board

MO Liqi

Chairman

Zoucheng, PRC, 16th April, 2004

PUBLICATION OF ANNUAL RESULTS ON THE WEBSITE OF THE STOCK EXCHANGE OF HONG KONG LIMITED (THE “STOCK EXCHANGE”)

A results announcement containing the information required by paragraphs 45(1) to 45(3) of Appendix 16 to the Listing Rules will be published on the website of the Stock Exchange in due course.

ANNUAL RESULTS

The Board of Directors of the Company has the pleasure of presenting the audited annual operating results of the Company and its subsidiary for the year ended 31st December, 2003 prepared in conformity with (I) International Financial Reporting Standards (“IFRS”) and (II) the relevant accounting principles and regulations applicable to PRC enterprises (“PRC GAAP”).

(I)  Financial information under IFRS

CONSOLIDATED STATEMENT OF INCOME

	Year ended December 31,
	NOTES	2003	2002
		RMB’000	RMB’000
GROSS SALES OF COAL		8,386,629	7,772,315
TRANSPORTATION COSTS OF COAL		(1,592,29)	(1,558,414)
NET SALES OF COAL	4	6,794,335	6,213,901
RAILWAY TRANSPORTATION SERVICE INCOME		154,585	142,471
		6,948,920	6,356,372
COST OF SALES AND SERVICE PROVIDED	5	(3,755,023)	(3,362,901)
GROSS PROFIT		3,193,897	2,993,471
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	6	(1,264,858)	(1,231,059)
OTHER OPERATING INCOME	7	105,845	103,729
OPERATING INCOME		2,034,884	1,866,141
INTEREST EXPENSES	8	(59,966)	(117,929)
INCOME BEFORE INCOME TAXES		1,974,918	1,748,212
INCOME TAXES	9	(587,710)	(523,148)
INCOME BEFORE MINORITY INTEREST		1,387,208	1,225,064
MINORITY INTEREST		(522)	(3,065)
NET INCOME		1,386,686	1,221,999
APPROPRIATIONS TO RESERVES		425,566	817,187
DIVIDEND		298,480	287,000
EARNINGS PER SHARE	10	RMB0.48	RMB0.43
EARNINGS PER ADS	10	RMB24.16	RMB21.29

CONSOLIDATED BALANCE SHEET

	At December 31,
	NOTES	2003	2002
		RMB’000	RMB’000
ASSETS
CURRENT ASSETS
Bank balances and cash		2,023,772	1,544,173
Restricted cash		17,521	51,761
Bills and accounts receivable	11	1,239,424	802,929
Investments in securities		—	88,702
Inventories	12	502,028	576,579
Other loan receivable		100,000	—
Prepayments and other current assets		534,473	756,019
TOTAL CURRENT ASSETS		4,417,218	3,820,163
MINING RIGHTS		112,607	119,231
LAND USE RIGHTS		604,912	618,206
PROPERTY, PLANT AND EQUIPMENT, NET		8,616,373	8,276,941
GOODWILL		93,165	51,660
NEGATIVE GOODWILL		(55,241)	(82,861)
INVESTMENTS IN SECURITIES		1,760	1,760
DEPOSIT MADE ON ACQUISITION OF INVESTMENTS IN SECURITIES		30,138	30,138
DEFERRED TAX ASSET		88,872	88,807
TOTAL ASSETS		13,909,804	12,924,045
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Bills and accounts payable		427,608	602,725
Other payables and accrued expenses		1,174,813	634,790
Provision for land subsidence, restoration, rehabilitation and environmental costs		85,022	83,044
Amounts due to Parent Company and its subsidiary companies		369,620	285,308
Unsecured bank borrowing—due within one year		200,000	—
Taxes payable		114,903	56,867
TOTAL CURRENT LIABILITIES		2,371,966	1,662,734
AMOUNTS DUE TO PARENT COMPANY AND ITS SUBSIDIARY COMPANIES—DUE AFTER ONE YEAR		50,859	61,341
UNSECURED BANK BORROWING—DUE AFTER ONE YEAR		400,000	1,200,000
TOTAL LIABILITIES		2,822,825	2,924,075
COMMITMENTS SHAREHOLDERS’ EQUITY		11,083,239	9,995,033
MINORITY INTEREST		3,740	4,937
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		13,909,804	12,924,045

CONSOLIDATED STATEMENT OF CASH FLOWS

	Year ended December 31,
	2003	2002
	RMB’000	RMB’000
OPERATING ACTIVITIES
Income before minority interest	1,387,208	1,225,064
Adjustments to reconcile income before minority interest to net cash from operating activities:
Depreciation of property, plant and equipment and land use rights	933,827	851,119
Amortization of goodwill	9,657	777
Release of negative goodwill to income	(27,620)	(27,620)
Amortization of mining rights	6,624	6,624
Recognition of deferred tax asset	(65)	(1,386)
(Gain) loss on disposal of property, plant and equipment	(6,872)	1,093
Gain on disposal of investments in securities	(1,424)	(2,209)
(Increase) decrease in assets (net of acquisitions):
Bills and accounts receivable	(435,760)	(104,091)
Inventories	93,153	(93,818)
Prepayments and other current assets	233,821	231,301
Taxes receivable	—	21,674
Increase (decrease) in liabilities (net of acquisitions):
Bills and accounts payable	(175,117)	(56,492)
Other payables and accrued expenses	569,651	90,973
Provision for land subsidence, restoration, rehabilitation and environmental costs	(2,194)	(43,419)
Amounts due to Parent Company and its subsidiary companies	58,794	84,048
Taxes payable	57,553	56,074
NET CASH FROM OPERATING ACTIVITIES	2,701,236	2,239,712

INVESTING ACTIVITIES
Purchase of property, plant and equipment	(1,317,856)	(842,471)
Increase in other loan receivable	(100,000)	—
Acquisition of Railway Assets	(40,000)	(1,282,445)
Acquisition of Yanmei Shipping	(11,186)	—
Proceeds on disposal of investments in securities	90,126	52,206
Proceeds on disposal of property, plant and equipment	34,399	47,800
Decrease (increase) in restricted cash	34,240	(21,761)
Acquisition of investments in securities	—	(88,702)
Deposit made on acquisition of investments in securities	—	(30,138)
NET CASH FLOW USED IN INVESTING ACTIVITIES	(1,310,277)	(2,165,511)

FINANCING ACTIVITIES
Repayments of bank borrowings	(600,000)	(400,000)
Dividend paid	(298,480)	(287,000)
Repayment to Parent Company and its subsidiary companies in respect of consideration for acquisition of Jining III	(11,115)	(567,242)
Dividend paid to a minority shareholder of a subsidiary	(1,765)	(592)
Bank borrowings raised	—	1,600,000
NET CASH FLOW (USED IN) FROM FINANCING ACTIVITIES	(911,360)	345,166
NET INCREASE IN CASH AND CASH EQUIVALENTS	479,599	419,367
CASH AND CASH EQUIVALENTS, BEGINNING	1,544,173	1,124,806
CASH AND CASH EQUIVALENTS, ENDING, REPRESENTED BY BANK BALANCES AND CASH	2,023,772	1,544,173
Additional cash flow information:
Cash paid during the year for
Interest	56,838	147,361
Income taxes	530,222	446,786

NOTES TO THE FINANCIAL STATEMENTS

1.    BASIS OF PRESENTATION

The accompanying financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”). The Company also prepares a set of financial statements in accordance with the relevant accounting principles and regulations applicable to PRC enterprises (“PRC GAAP”). Differences between IFRS and PRC GAAP are stated in note 16.

The financial statements reflect additional disclosures to conform with the disclosure requirements of the Hong Kong Companies Ordinance and with presentations customary in the United States of America.

Differences between IFRS and accounting principles generally accepted in the United States of America (“US GAAP”) are stated in note 17.

2.    SIGNIFICANT ACCOUNTING POLICIES

The financial statements have been prepared under the historical cost convention, as modified for the revaluation of financial instruments.

The principal accounting policies which have been adopted in preparing these financial statements and which conform with IFRS are as follows:

Property, plant and equipment

Transportation equipment includes vessels which depreciated over its estimated useful lives of 18 years, after taking into account its estimated residual value, using the straight line method.

3.    SEGMENT INFORMATION

Business segments

For management purposes, the Group is currently organized into two operating divisions—coal mining and coal railway transportation. These divisions are the basis on which the Group reports its primary segment information.

Principal activities are as follows:

Coal mining—Underground mining, preparation and sales of coal

Coal railway transportation—Provision of railway transportation services

Segment information about these businesses is presented below:

INCOME STATEMENT

	For the year ended December 31, 2003
	Coal mining	Coal railway transportation	Eliminations	Consolidated
	RMB’000	RMB’000	RMB’000	RMB’000
GROSS REVENUE
External	8,386,629	154,585	—	8,541,214
Inter-segment	—	400,048	(400,048)	—
Total	8,386,629	554,633	(400,048)	8,541,214
Inter-segment revenue is charged at prices pre-determined by the relevant governmental authority.
RESULT
Segment results	2,013,688	245,041	—	2,258,729
Unallocated corporate expenses				(246,469)
				2,012,260
Unallocated corporate income				22,624
Operating income				2,034,884
Interest expenses				(59,966)
Income before income taxes				1,974,918
Income taxes				(587,710)
Income before minority interest				1,387,208

BALANCE SHEET

	At December 31, 2003
	Coal mining	Coal railway transportation	Corporate and others	Consolidated
	RMB’000	RMB’000	RMB’000	RMB’000
ASSETS
Segment assets	10,440,480	1,115,491	2,353,833	13,909,804

LIABILITIES
Segment liabilities	1,818,585	11,929	992,311	2,822,825

OTHER INFORMATION

	For the year ended December 31, 2003
	Coal mining	Coal railway transportation	Corporate and others	Consolidated
	RMB’000	RMB’000	RMB’000	RMB’000
Capital additions	1,255,070	82,616	14,144	1,351,830
Amortization of goodwill	777	8,880	—	9,657
Release of negative goodwill to income	(27,620)	—	—	(27,620)
Depreciation of property, plant and equipment and land use rights	850,994	79,445	3,774	934,213
Amortization of mining rights	6,624	—	—	6,624
(Gain) loss on disposal of property, plant and equipment	(7,113)	185	56	(6,872)
Allowance for doubtful debts	80,272	—	—	80,272

The number of employees of each of the Group’s principal divisions are as follows:

	At December 31,
	2003	2002
Coal mining	24,810	24,623
Coal railway transportation	3,151	3,249
	27,961	27,872

4.    NET SALES OF COAL

	Year ended December 31,
	2003	2002
	RMB’000	RMB’000
Domestic sales of coal, gross	4,840,317	3,939,953
Less: Transportation costs	503,228	525,998
Domestic sales of coal, net	4,337,089	3,413,955
Export sales of coal, gross	3,546,312	3,832,362
Less: Transportation costs	1,089,066	1,032,416
Export sales of coal, net	2,457,246	2,799,946
Net sales of coal	6,794,335	6,213,901

Net sales of coal represents the invoiced value of coal sold and is net of returns, discounts, sales taxes and transportation costs if the invoiced value includes transportation costs to the customers.

Sales taxes consist primarily of a resource tax calculated at the rate of RMB1.20 per metric tonne (“tonne”) of the imputed quantity of raw coal sold and are paid to the local tax bureau. The resource tax for each of the two years ended December 31, 2003 and 2002 amounted to RMB49,925,000 and RMB44,712,000, respectively.

5.    COST OF SALES AND SERVICE PROVIDED

	Year ended December 31,
	2003	2002
	RMB’000	RMB’000
Materials	899,602	752,513
Wages and employee benefits	863,707	757,532
Electricity	278,507	278,407
Depreciation	836,120	813,761
Land subsidence, restoration, rehabilitation and environmental costs	264,158	232,030
Repairs and maintenance	374,855	346,290
Annual fee and amortization of mining rights (note)	19,604	19,604
Transportation costs	48,231	43,239
Others	170,239	119,525
	3,755,023	3,362,901

Note:	The Parent Company and the Company have entered into a mining rights agreement pursuant to which the Company has agreed to pay to the Parent Company effective from September 25, 1997 an annual fee of RMB12,980,000 as compensation for the Parent Company’s agreement to give up the mining rights associated with the Group’s mines other than Jining III. The annual fee is subject to change after a ten-year period.

The cost of the mining rights of Jining III of approximately RMB132,479,000 acquired in 2001 is amortized on a straight line basis over twenty years.

6.    SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

	Year ended December 31,
	2003	2002
	RMB’000	RMB’000
Retirement benefits scheme contributions	349,377	334,120
Wages and employee benefits	115,456	164,549
Additional medical insurance	27,814	29,710
Depreciation	44,339	37,358
Amortization of goodwill	9,657	777
Distribution charges	37,779	54,524
Allowance for doubtful debts	80,272	66,204
Resource compensation fees (note)	84,941	73,762
Repairs and maintenance	13,918	8,668
Research and development	46,144	30,657
Staff training costs	26,780	26,272
Freight charges	14,862	14,016
Others	413,519	390,442
	1,264,858	1,231,059

Note:	In accordance with the relevant regulations, the Group pays resource compensation fees (effectively a government levy) to the Ministry of Geology and Mineral Resources at the rate of 1% on the imputed sales value of raw coal.

7.    OTHER OPERATING INCOME

	Year ended December 31,
	2003	2002
	RMB’000	RMB’000
Dividend income	4,810	—
Gain on sales of auxiliary materials	35,197	21,277
Gain on disposal of property, plant and equipment	6,872	—
Government grants (note)	8,194	20,157
Interest income from bank deposits	13,631	28,737
Interest income from investments in securities	—	1,481
Interest income on loan receivable	4,183	—
Release of negative goodwill to income	27,620	27,620
Others	5,338	4,457
	105,845	103,729

Note:	Government grants represents the amount granted to the Group in respect of its export sales activities in prior years and received during the year.

8.    INTEREST EXPENSES

	Year ended December 31,
	2003	2002
	RMB’000	RMB’000
Interest expenses on:
— bank borrowings wholly repayable within 5 years	53,682	3,666
— bank borrowings not wholly repayable within 5 years	—	72,072
— bills receivable discounted without recourse	1,023	2,235
Deemed interest expenses	5,261	39,956
	59,966	117,929

No interest was capitalized during the relevant periods.

9.    INCOME TAXES

	Year ended December 31,
	2003	2002
	RMB’000	RMB’000
Income taxes	587,775	524,534
Deferred tax credit	(65)	(1,386)
	587,710	523,148

The Company is subject to an income tax rate of 33% on its taxable income. A reconciliation between the provision for income taxes computed by applying the standard PRC income tax rate to income before income taxes and the actual provision for income taxes is as follows:

	Year ended December 31,
	2003	2002
	RMB’000	RMB’000
Standard income tax rate in the PRC	33%	33%
Standard income tax rate applied to income before income taxes	651,723	576,910
Reconciling items:
Transfer to future development fund deductible for tax purposes but not charged to income under IFRS	(85,692)	(76,101)
Release of negative goodwill not subject to tax	(9,115)	(9,115)
Deemed interest not deductible for tax purposes	1,736	13,185
Allowance for doubtful debts not deductible for tax purposes	25,731	23,681
Government grants received not subject to tax	(2,704)	(6,652)
Others	6,031	1,240
Income taxes	587,710	523,148
Effective income tax rate	30%	30%

10.    EARNINGS PER SHARE AND PER ADS

The calculation of the earnings per share for the years ended December 31, 2003 and 2002 is based on the net income for the year of RMB1,386,686,000 and RMB1,221,999,000 and on the weighted average of 2,870,000,000 shares and 2,870,000,000 shares and in issue, respectively, during the year.

The earnings per ADS have been calculated based on the net income for the relevant periods and on one ADS being equivalent to 50 shares.

11.    BILLS AND ACCOUNTS RECEIVABLE

	THE GROUP		THE COMPANY
	At December 31,		At December 31,
	2003	2002	2003	2002
	RMB’000	RMB’000	RMB’000	RMB’000
Total bills receivable	657,090	239,974	656,490	239,974
Total accounts receivable	682,961	639,038	682,826	639,038
Less: Allowance for doubtful debts	(100,627)	(76,083)	(100,627)	(76,083)
Total bills and accounts receivable, net	1,239,424	802,929	1,238,689	802,929

Bills receivable represent unconditional orders in writing issued by or negotiated from customers of the Group for completed sale orders which entitle the Group to collect a sum of money from banks or other parties.

An analysis of the allowance for doubtful debts for 2003 and 2002 follows:

	THE GROUP AND THE COMPANY
	At December 31,
	2003	2002
	RMB’000	RMB’000
Balance at January 1	76,083	57,864
Additional allowance charged to income	71,125	64,604
Direct write-off charged against allowance	(46,581)	(46,385)
Balance at December 31	100,627	76,083

According to the credit rating of different customers, the Group allows a range of credit periods to its trade customers not exceeding 180 days.

The following is an aged analysis of bills and accounts receivable at the reporting date:

	THE GROUP		THE COMPANY
	At December 31,		At December 31,
	2003	2002	2003	2002
	RMB’000	RMB’000	RMB’000	RMB’000
1—180 days	961,307	551,795	960,572	551,795
181—365 days	177,571	182,371	177,571	182,371
1—2 years	114,887	99,633	114,887	99,633
2—3 years	78,919	38,388	78,919	38,388
Over 3 years	7,367	6,825	7,367	6,825
	1,340,051	879,012	1,339,316	879,012

12.    INVENTORIES

	THE GROUP		THE COMPANY
	At December 31,		At December 31,
	2003	2002	2003	2002
	RMB’000	RMB’000	RMB’000	RMB’000
COST
Auxiliary materials, spare parts and small tools	204,466	309,246	199,068	302,164
Coal products	297,562	267,333	297,562	267,333
	502,028	576,579	496,630	569,497

13.    SHAREHOLDERS’ EQUITY

The Company has to set aside 10% of its net income for the statutory common reserve fund (except where the fund has reached 50% of the Company’s registered capital) and 5% to 10% of its net income for the statutory common welfare fund.

The movements during the year in the Company’s shareholders’ equity are as follows:

	Share capital	Share premium	Future development fund	Statutory common reserve fund	Statutory common welfare fund	Retained earnings	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Balance at January 1, 2002	2,870,000	3,272,527	111,748	339,096	169,548	2,297,115	9,060,034
Net income	—	—	—	—	—	1,219,279	1,219,279
Appropriations to reserves	—	—	743,489	49,024	24,512	(817,025)	—
Dividends	—	—	—	—	—	(287,000)	(287,000)
Balance at December 31, 2002	2,870,000	3,272,527	855,237	388,120	194,060	2,412,369	9,992,313

Balance at January 1, 2003	2,870,000	3,272,527	855,237	388,120	194,060	2,412,369	9,992,313
Net income	—	—	—	—	—	1,388,054	1,388,054
Appropriations to reserves	—	—	259,674	110,536	55,268	(425,478)	—
Dividends	—	—	—	—	—	(298,480)	(298,480)

Balance at December 31, 2003	2,870,000	3,272,527	1,114,911	498,656	249,328	3,076,465	11,081,887

14.    RELATED PARTY BALANCES AND TRANSACTIONS

The amounts due to the Parent Company and its subsidiary companies are non-interest bearing and unsecured.

The amounts due to the Parent Company and its subsidiary companies as at December 31, 2003 included the present value of the outstanding balance that arose from the funding of the acquisition of the mining rights of Jining III as of January 1, 2001 discounted using the market rate of bank borrowings.

	THE GROUP		THE COMPANY
	At December 31,		At December 31,
	2003	2002	2003	2002
	RMB’000	RMB’000	RMB’000	RMB’000
Amounts due to Parent Company and its subsidiary companies
Within one year	369,620	285,308	343,469	285,308
More than one year, but not exceeding two years	9,802	10,483	9,802	10,483
More than two years, but not exceeding five years	26,101	27,721	26,101	27,721
Exceeding five years	14,956	23,137	14,956	23,137
Total due	420,479	346,649	394,328	346,649
Less: amount due within one year	369,620	285,308	343,469	285,308
Amount due after one year	50,859	61,341	50,859	61,341

Except for the amounts disclosed above, the amounts due to the Parent Company and/or its subsidiary companies have no specific terms of repayments.

During the periods, the Group had the following significant transactions with the Parent Company and/or its subsidiary companies:

	Year ended December 31,
	2003	2002
	RMB’000	RMB’000
Income
Sales of coal	229,730	110,403
Sales of auxiliary materials	472,899	—
Gain on sales of auxiliary materials	—	12,385
Utilities and facilities	29,000	5,000
Railway transportation services	66	496
Expenditure
Utilities and facilities	285,166	1,350
Annual fee for mining rights	12,980	12,980
Purchases of supply materials and equipment	373,710	409,117
Repair and maintenance services	225,408	239,297
Social welfare and support services	188,825	186,657
Technical support and training	15,130	15,130
Road transportation services	17,216	33,208
Construction services	507,824	—

During the periods, the Group had the following significant transactions with a related party, certain management members of which are also management members of the Group:

	Year ended December 31,
	2003	2002
	RMB’000	RMB’000
Sales of coal by the Group	77,155	37,693
Transaction services provided to the Group	74,783	—

Certain expenditure for social welfare and support services (excluding medical and child care expenses) of RMB63,530,000 and RMB66,500,000 for each of the two years ended December 31, 2003 and 2002 respectively, and for technical support and training of RMB15,130,000 for each of the two years ended December 31, 2003 and 2002 have been charged by the Parent Company at a negotiated amount per annum, subject to changes every year.

The above transactions were charged either at market prices or based on terms agreed by both parties.

15.    SIGNIFICANT RELATED PARTY TRANSACTIONS (prepared under PRC GAAP)

(1)	The followings are related parties where a control relationship exists:

Name of related parties	Registration address	Major business	Relationship	Quality	Status representative
Yankuang Group	40 Fu Shan Road, Zoucheng, Shandong	Industry processing	Major shareholder	State-owned	Geng Jia Huai

Zhongyan Trade	No.1 Industrial Zone, Qingdao Free Trade Zone	International trade	Subsidiary	Limited company	Shao Hua Zhen

Yanmei Shipping	Shiqiao town Rencheng district, Jiningvia river and lakes	Transportation service	Subsidiary	Limited company	Wang Xin Kun

(2)	For the related parties where a control relationship exists, the registered capital and the changes therein are as follows:

January 1 and December 31, 2003
RMB
Yankuang Group	3,090,336,000
Zhongyan Trade	2,100,000
Yanmei Shipping	5,500,000

(3)	For the related parties where a control relationship exists, the proportion and changes of equity interest are as follows:

Name of related parties	January 1, 2003		Addition		December 31, 2003
	RMB	%	RMB	%	RMB	%
Yankuang Group	3,090,336,000	58.19	—	—	3,090,336,000	58.19
Zhongyan Trade	1,100,000	52.38	—	—	1,100,000	52.38
Yanmei Shipping (Note)	—	—	5,060,000	92.00	5,060,000	92.00

Note:	Yanmei Shipping was acquired by the Company on December 31, 2003. Prior to December 31, 2003, Yanmei Shipping and the Company, which were related parties, have common key management members. The transactions for the year from January 1, 2003 to December 31, 2003 have been disclosed in note (4)(d) and (g/5) as related party transactions. All significant balances between the Company and Yanmei shipping are eliminated on consolidation.

(4)	Significant transactions entered with the Company and above-mentioned related parties in current year:

    (a) The transactions after acquisition date between the Company and the subsidiaries which the Company can exercise control over and whose financial statements are included in the consolidated financial statements were eliminated.

    (b) Acquisition of railway transportation business

On January 1, 2002, the Company acquired from Yankuang Group the assets of the special purpose coal railway transportation business (“Railway Assets”) at the consideration of approximately RMB1,242,590,000 according to “Railway Assets Acquisition Agreement” signed with Yankuang Group. When the Railway Assets’ actual volume reaches the targets quoted in the agreement, the additional payment would be as follows:

    A. If the Railway Assets’ actual transportation volume reaches 25,000,000 tonnes for the year ended December 31, 2002, the Company will pay an extra RMB40,000,000;

    B. If the Railway Assets’ actual transportation volume reaches 28,000,000 tonnes for the year ended December 31, 2003, the Company will pay an extra RMB40,000,000;

    C. If the Railway Assets’ actual transportation volume reaches 30,000,000 tonnes for the year ended December 31, 2004, the Company will pay an extra RMB40,000,000.

The total consideration for acquiring Railway Assets should be paid in cash in the following five instalments:

1)	The amount of RMB1,159,560,000 has been paid by the Company to Yankuang Group at acquisition date;

2)	The remaining balance of RMB83,030,000 has been paid before June 30, 2002;

3)	The amount of RMB40,000,000 as mentioned in term A should be paid before June 30, 2003;

4)	The amount of RMB40,000,000 as mentioned in term B should be paid before June 30, 2004;

5)	The amount of RMB40,000,000 as mentioned in term C should be paid before June 30, 2005.

The Company had paid off the above consideration of RMB1,242,590,000 at acquisition date. In addition, the Railway Assets’ actual capacity reached approximately 25,000,000 tonnes and 28,000,000 tonnes for the year ended December 31, 2002 and 2003 respectively, an extra RMB40,000,000 and RMB40,000,000 were paid to Yankuang Group according to the agreement mentioned in term A and B.

The consideration for the acquisition is determined according to revaluated price.

    (c) Acquisition of Jining III

On January 1, 2001, the Company acquired Jinjing III according to the “Agreement for Acquisition of Jining III” signed with Yankuang Group at the consideration of RMB2,450,900,000 and mining rights of RMB132,480,000, totally RMB2,583,380,000.

By December 31, 2003, the Company had paid RMB2,490,644,000 to Yankuang Group for the above acquisition, including the consideration of RMB2,450,900,000 and the mining rights of RMB39,744,000. Included in the above payment, RMB13,248,000 was paid in current year for acquisition of the mining rights.

According to the agreement, the Company will pay the interest-free consideration for the cost of mining rights over ten years by equal instalments before December 31 of each year commencing from year 2001. The Company is scheduled to pay for the mining rights of RMB13,248,000 as the forth instalment before December 31, 2004.

The consideration for the acquisition is determined according to revaluation price.

    (d) Sales and purchases

	2003	2002
	RMB’000	RMB’000
Sales and service provided

Sales of coal
— Yanmei Shipping	77,155	37,693
— Yankuang Group	229,730	110,403
Subtotal	306,885	148,096
Railway transportation services income—Yankuang Group	66	496
Public utilities and facilities income—Yankuang Group	29,000	5,000
Material and spare parts sales (Note)—Yankuang Group	472,899	12,385
	808,850	165,977
Purchases—Yankuang Group	373,710	409,117

The price of the above transaction is determined according to market price or negotiated price.

Note:	In year 2003, the Company and Yankuang Group signed the Second Supplemental Agreement to Materials and Service Supply Agreement (“Second Supplemental Agreement”). According to the original Material and Service Supply Agreement, the Company procures materials for Yankuang Group for a management fee of 5% of the relevant materials. While according to the Second Supplement Agreement, the Company supplies materials to Yankuang Group at market price in current year.

    (e) Construction services

		2003	2002
		RMB’000	RMB’000
Mining structure of Jining III	Yankuang Group	257,593	—
Harbour works in Sihekou	Yankuang Group	250,231	—
		507,824	—

The price of the above transaction is determined at market price.

    (f) Amount due to or from related parties

Account	Company	December 31, 2003	December 31, 2002
		RMB	RMB
Notes receivable	Yankuang Group	43,298,758	—
Accounts receivable	Yankuang Group	10,139,098	10,491,800
Other receivables (Note)	Yankuang Group	16,662,382	54,484,900
Prepayments	Yankuang Group	3,200,170	12,125,593
		73,300,408	77,102,293
Notes payable	Yankuang Group	—	7,020,000
Accounts payable	Yankuang Group	27,111,232	55,433,118
Advances from customers	Yankuang Group	66,515,176	15,355,725
Other payables (Note)	Yankuang Group	325,162,158	262,964,418
Long-term payable due within one year	Yankuang Group	13,247,800	13,247,800
Long-term payables	Yankuang Group	79,487,360	92,735,160
		511,523,726	446,756,221

Note:	Other receivables due from and other payables due to Yankuang Group are interest free and repayable on demand.

    (g) Other transactions

(1)    Pursuant to an agreement signed between the Company and Yankuang Group, Yankuang Group manages the retirement benefits, medical benefits and other benefits of the two companies and makes combined payments of the total retirement benefits of the two companies to the government department in charge of the related funds. Amount charged to expenses of the Company for the year of 2003 and 2002 are RMB458,072,000 and RMB437,677,000, respectively.

(2)    Pursuant to an agreement signed by the Company and Yankuang Group, the department and subsidiary of Yankuang Group provided the following services and charged related service fees during the year:

	2003	2002
	RMB’000	RMB’000
Electricity	284,786	—
Repairs and maintenance	225,408	239,297
Technical support and training fee	15,130	15,130
Mining rights fees	12,980	12,980
Public utilities expenses	380	1,350
Road transportation fee	17,216	33,208
Gases and eructate expenses	10,800	11,970
Buildings management fee	37,200	37,200
Children tuition fee	16,600	16,600
Others	15,530	17,330
Total	636,030	385,065

(3)    Total amount of salaries paid to key management, including salaries, welfare and subsidies paid in the form of cash, goods and others, for the year of 2003 and 2002 are RMB1,845,645 and RMB1,918,814, respectively.

(4)    During the years of 2002 and 2003, the Company and Yankuang Group have made payments or collected receipts to or from individual third party or government authorities on behalf of each other, in respect of goods purchased, services received and other expenses. These payments and receipts made on behalf of the other have been recorded in other payables.

(5)    Yanmei Shipping provides transportation service to the Company. Expenditure relating to the transportation service occurred in current year is RMB74,783,103.

16.    SUMMARY OF DIFFERENCES BETWEEN IFRS AND PRC GAAP

The consolidated financial statements prepared under IFRS and those prepared under PRC GAAP have the following major differences:

(i) adjustment of future development fund, which is charged to income before income taxes under PRC GAAP, to shareholders’ equity:

(ii) recognition of a deferred tax asset under IFRS for the tax consequence of temporary differences by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities;

(iii) negative goodwill arising under IFRS for the acquisition of Jining III is recognized as income in the statement of income on a systematic basis over the remaining weighted average useful life of the identifiable acquired depreciable/amortizable assets. No negative goodwill is recognized under PRC GAAP; and

(iv) the installments payable to the Parent Company for the acquisition of Jining III have been stated at present value discounted using market rates under IFRS while under PRC GAAP, the instalments payable are stated at gross amounts. Accordingly, deemed interest expense arises on the installments payable to the Parent Company under IFRS and no such interest expenses are recognized under PRC GAAP.

The following table summarizes the differences between IFRS and PRC GAAP:

	Net income for the year ended December 31,		Net assets as at December 31,
	2003	2002	2003	2002
	RMB’000	RMB’000	RMB’000	RMB’000
	(restated—see note below)
As per consolidated financial statements prepared under IFRS	1,386,686	1,221,999	11,083,239	9,995,033
Impact of IFRS adjustments in respect of:
— transfer to future development fund which is charged to income before income taxes under PRC GAAP	(259,674)	(230,610)	—	—
— deferred tax effect on temporary differences not recognized under PRC GAAP	(65)	(1,386)	(88,872)	(88,807)
— release of negative goodwill to income	(27,620)	(27,620)	(82,860)	(55,240)
— deemed interest expenses	5,261	39,956	104,812	99,551
— others	777	777	7,292	6,517
As per consolidated financial statements prepared under PRC GAAP
As restated	1,105,365	1,003,116	11,023,611	9,957,054

Note:	Prior to January 1, 2003, dividends proposed by the directors after the balance sheet date and subject to approval in the annual general meeting are adjusted in the consolidated financial statements under PRC GAAP as at the balance sheet date. During the year, the Group has adopted a revised accounting policy issued by the Ministry of Finance, of which dividends proposed or declared after the balance sheet date are not recognized as a liability at the balance sheet date, but are disclosed as a separate component of equity under PRC GAAP. This change in accounting policy has been applied retrospectively, resulting in a prior period adjustment which increases the net assets of the Group at 1 January 2003 by RMB298,480,000 under PRC GAAP.

There are also differences in other items in the consolidated financial statements due to differences in classification between IFRS and PRC GAAP.

17.    SUMMARY OF DIFFERENCES BETWEEN IFRS AND US GAAP

The consolidated financial statements are prepared in accordance with IFRS, which differ in certain significant respects from US GAAP. The significant differences relate principally to the accounting for the acquisitions of Jining II, Jining III and Railway Assets, the cost bases of property, plant and equipment and land use rights and related adjustments to deferred taxation.

Under IFRS, the acquisitions of Jining II, Jining III and the Railway Assets have been accounted for using the purchase method which accounts for the assets and liabilities of Jining II, Jining III and the Railway Assets at their fair value at the date of acquisition. Any excess of the purchase consideration over the fair value of the net assets acquired is capitalized as goodwill and amortized over a period of ten to twenty years. Any excess of the fair value of the net assets acquired over the purchase consideration is recorded as negative goodwill, which is presented as a deduction from the assets of the Group in the consolidated balance sheet. The Group releases the negative goodwill to the statement of income on a systematic basis over the remaining weighted average useful life of the identifiable acquired depreciable/amortizable assets.

Under US GAAP, as the Group, Jining II, Jining III and the Railway Assets are entities under the common control of the Parent Company, the assets and liabilities of Jining II, Jining III and the Railway Assets are required to be included in the consolidated balance sheet of the Group at historical cost. The difference between the historical cost of the assets and liabilities of Jining II, Jining III and the Railway Assets acquired and the purchase price paid is recorded as an adjustment to shareholders’ equity.

Under IFRS, the mining rights of Jining III are stated at purchase consideration less amortization. Mining rights are amortized on a straight line basis over twenty years, being the useful life estimated based on the total proven and probable reserves of the coal mine. Under US GAAP, as both the Group and Jining III are entities under the common control of the Parent Company, the mining rights have to be restated at nil cost and no amortization on mining rights will be recognized. However, a deferred tax asset relating to the capitalization of mining rights is required to be recognized under US GAAP as a higher tax base resulting from the capitalization is utilized for PRC tax purposes.

Under IFRS, property, plant and equipment and land use rights have been stated based on their respective fair values at the date of acquisition even for cases involving transaction between entities under common control. The fair value amount becomes the new cost basis of the assets of the Company formed from the reorganization and depreciation is based on such new basis. Under US GAAP, when accounting for a transfer of assets or exchange of shares between entities under common control, the entity that receives the net assets or equity interests shall initially recognize the assets and liabilities transferred at their carrying amounts in the accounts of the transferring entity at the date of transfer. Accordingly, property, plant and equipment and land use rights are restated at the historical cost and no additional depreciation on the fair value amounts will be recognized under US GAAP. However, a deferred tax asset relating to the difference in cost bases between the fair value at the date of acquisition and historical cost is required to be recognized under US GAAP and the tax bases of the assets are the fair value amount at the date of acquisition.

The adjustments necessary to restate net income and shareholders’ equity in accordance with US GAAP are shown in the tables set out below.

	Year ended December 31,
	2003	2002
	RMB’000	RMB’000
Net income as reported under IFRS	1,386,686	1,221,999
US GAAP adjustments:
Additional depreciation charged on fair valued property, plant and equipment and land use rights	188,191	188,178
Additional deferred tax charge due to a higher tax base resulting from the difference in cost bases of property, plant and equipment and land use rights and capitalization of mining rights	(64,284)	(64,284)
Amortization of negative goodwill on acquisition of Jining III	(27,620)	(27,620)
Amortization of mining rights of Jining III	6,624	6,624
Amortization of goodwill arising on acquisition of Jining II	777	777
Amortisation of goodwill arising on acquisition of the Railway Assets	8,880	—
Net income under US GAAP	1,499,249	1,325,674
Earnings per share under US GAAP	RMB 0.52	RMB 0.46
Earnings per ADS under US GAAP	RMB 26.12	RMB 23.10

	At December 31,
	2003	2002
	RMB’000	RMB’000
Shareholders’ equity as reported under IFRS	11,083,239	9,995,033
US GAAP adjustments:
Difference in cost bases of property, plant and equipment and land use rights	(2,561,032)	(2,561,032)
Additional depreciation charged on fair valued property, plant and equipment and land use rights	1,125,520	937,329
Additional deferred tax asset due to a higher tax base resulting from the difference in cost bases of property, plant and equipment and land use rights	473,719	535,822
Goodwill arising on acquisition of Jining II	(10,883)	(11,660)
Negative goodwill arising on acquisition of Jining III, net	55,241	82,861
Mining rights of Jining III	(112,607)	(119,231)
Additional deferred tax asset due to a higher tax base resulting from capitalization of mining rights	37,160	39,346
Goodwill arising on acquisition of Railway Assets	(71,120)	(40,000)
Shareholders’ equity under US GAAP	10,019,237	8,858,468

Under US GAAP, the Group’s total assets would have been RMB12,845,802,000 and RMB11,787,480,000 at December 31, 2003 and 2002, respectively.

(II) The Financial Statements Prepared under PRC GAAP

BALANCE SHEET

At December 31, 2003

	The Group		The Company
	December 31, 2003	December 31, 2002	December 31, 2003	December 31, 2002
	RMB	RMB	RMB	RMB
ASSETS
CURRENT ASSETS:
Bank balances and cash	2,041,293,313	1,595,933,728	2,039,188,498	1,592,397,958
Current investments	100,000,000	88,702,100	100,000,000	88,702,100
Notes receivable	700,388,322	239,974,223	699,788,322	239,974,223
Dividends receivable	—	—	—	655,479
Accounts receivable	592,472,845	573,446,193	592,338,155	573,446,193
Other receivables	110,087,471	223,141,786	104,440,688	222,698,314
Prepayments	73,985,140	146,339,631	72,892,465	145,812,599
Subsidies receivable	275,624,031	342,595,878	275,624,031	342,595,878
Inventories	502,028,543	576,579,303	496,630,233	569,496,944
Deferred expenses	94,646,431	110,560,888	94,646,431	110,560,888
TOTAL CURRENT ASSETS	4,490,526,096	3,897,273,730	4,475,548,823	3,886,340,576
LONG-TERM EQUITY INVESTMENTS	43,059,196	31,897,684	47,651,692	36,672,090

FIXED ASSETS:
Fixed assets—cost	14,899,151,764	13,632,796,969	14,879,833,312	13,631,983,945
Less: Accumulated depreciation	6,368,525,737	5,480,779,065	6,362,240,000	5,480,563,829
Fixed assets—net book value	8,530,626,027	8,152,017,904	8,517,593,312	8,151,420,116
Materials held for construction of fixed assets	1,721,281	1,899,659	1,721,281	1,899,659
Fixed assets under construction	84,026,862	123,022,757	84,026,862	123,022,757
TOTAL FIXED ASSETS	8,616,374,170	8,276,940,320	8,603,341,455	8,276,342,532
INTANGIBLE ASSETS	788,638,696	777,436,629	788,638,696	777,436,629
TOTAL ASSETS	13,938,598,158	12,983,548,363	13,915,180,666	12,976,791,827

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Notes payable	—	108,001,674	—	108,001,674
Accounts payable	454,719,215	557,175,701	454,882,230	556,939,363
Advances from customers	664,829,863	171,826,093	664,132,172	170,508,547
Salaries and wages payable	70,633,118	46,389,189	70,633,118	46,389,189
Taxes payable	326,377,720	206,139,942	325,566,923	206,021,490
Other payables	616,930,523	542,999,385	598,597,605	542,851,634
Provisions	85,022,022	83,043,947	85,022,022	83,043,947
Long-term payable due within one year	213,247,800	13,247,800	213,247,800	13,247,800
TOTAL CURRENT LIABILITIES	2,431,760,261	1,728,823,731	2,412,081,870	1,727,003,644

LONG-TERM LIABILITIES:
Long-term loan	400,000,000	1,200,000,000	400,000,000	1,200,000,000
Long-term payable	79,487,360	92,735,160	79,487,360	92,735,160
TOTAL LONG-TERM LIABILITIES	479,487,360	1,292,735,160	479,487,360	1,292,735,160
TOTAL LIABILITIES	2,911,247,621	3,021,558,891	2,891,569,230	3,019,738,804
MINORITY INTERESTS	3,739,101	4,936,449	—	—

SHAREHOLDERS’ EQUITY:
Share capital	2,870,000,000	2,870,000,000	2,870,000,000	2,870,000,000
Capital reserves	4,714,195,106	4,454,521,340	4,714,195,106	4,454,521,340
Surplus reserves	748,235,658	582,343,347	747,984,174	582,179,477
Including: Statutory common welfare fund	249,453,800	194,141,761	249,328,058	194,059,826
Cash dividend proposed after the balance sheet date	470,680,000	298,480,000	470,680,000	298,480,000
Unappropriated profits	2,220,500,672	1,751,708,336	2,220,752,156	1,751,872,206
TOTAL SHAREHOLDERS’ EQUITY	11,023,611,436	9,957,053,023	11,023,611,436	9,957,053,023
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	13,938,598,158	12,983,548,363	13,915,180,666	12,976,791,827

STATEMENT OF INCOME AND PROFITS APPROPRIATION

For the year ended December 31, 2003

	The Group		The Company
	2003	2002	2003	2002
	RMB	RMB	RMB	RMB
Revenue from principal operations	8,665,232,204	8,055,258,906	8,665,232,204	8,055,258,906
Less:
Cost of principal operations	4,014,696,200	3,593,511,138	4,014,947,339	3,599,065,977
Sales taxes and surcharges	124,018,200	140,473,141	124,018,200	140,473,141
Profit from principal operations	4,526,517,804	4,321,274,627	4,526,266,665	4,315,719,788
Add:
Profits from other operations	43,020,336	30,153,221	39,238,342	23,403,996
Less:
Operating expenses	1,659,074,791	1,647,447,268	1,658,240,768	1,643,682,040
General and administrative expenses	1,188,613,205	1,134,279,470	1,187,450,984	1,133,135,406
Financial expenses	41,370,419	49,561,176	41,388,488	49,580,917
Operating profit	1,680,479,725	1,520,139,934	1,678,424,767	1,512,725,421
Add:
Investment income	10,416,971	3,687,968	10,991,229	7,059,098
Subsidy income	8,194,472	20,156,972	8,194,472	20,156,972
Non-operating income	17,341,590	8,573,766	17,208,821	8,573,766
Less:
Non-operating expenses	22,770,468	21,844,181	22,570,524	21,833,000
Total profits	1,693,662,290	1,530,714,459	1,692,248,765	1,526,682,257
Less:
Income taxes	587,775,571	524,534,221	586,884,118	523,566,759
Minority interest	522,072	3,064,740	—	—
Net profit	1,105,364,647	1,003,115,498	1,105,364,647	1,003,115,498
Add:
Unappropriated profits at the beginning of the year	1,751,708,336	1,197,704,033	1,751,872,206	1,197,704,033
Profits available for appropriation	2,857,072,983	2,200,819,531	2,857,236,853	2,200,819,531
Less:
Appropriations to statutory common reserve fund	110,580,272	100,393,485	110,536,465	100,311,550
Appropriations to statutory common welfare fund	55,312,039	50,237,710	55,268,232	50,155,775
Profits available for appropriation to shareholders	2,691,180,672	2,050,188,336	2,691,432,156	2,050,352,206
Less:
Cash dividend proposed after the balance sheet date	470,680,000	298,480,000	470,680,000	298,480,000
Unappropriated profits at the end of the year	2,220,500,672	1,751,708,336	2,220,752,156	1,751,872,206

CASH FLOW STATEMENT

For the year ended December 31, 2003

	The Group		The Company
	2003	2002	2003	2002
	RMB	RMB	RMB	RMB
1. CASH FLOW FROM OPERATING ACTIVITIES:

Cash received from sales of goods or rendering of services	9,384,648,816	8,564,833,180	9,364,599,916	8,554,804,872
Taxes refunded	66,971,847	76,549,371	66,971,847	76,549,371
Other cash received relating to operating activities	891,392,452	1,095,669,128	887,375,392	1,093,233,717
Sub-total of cash inflows	10,343,013,115	9,737,051,679	10,318,947,155	9,724,587,960
Cash paid for goods and services	2,502,187,312	2,507,018,482	2,484,814,422	2,502,928,837
Cash paid to and on behalf of employees	1,505,769,853	1,365,705,578	1,505,483,554	1,365,615,347
Taxes and surcharges paid	923,678,945	816,698,078	921,249,924	813,695,443
Other cash paid relating to operating activities	2,663,316,624	2,664,269,943	2,661,116,906	2,659,437,508
Sub-total of cash outflows	7,594,952,734	7,353,692,081	7,572,664,806	7,341,677,135
NET CASH FLOW FROM OPERATING ACTIVITIES	2,748,060,381	2,383,359,598	2,746,282,349	2,382,910,825

2. CASH FLOW FROM INVESTING ACTIVITIES:

Cash received from the disposal of investments	88,702,100	53,685,273	88,702,100	53,685,273
Cash received from return on investments	10,416,971	—	12,358,990	651,148
Net cash received from disposal of fixed assets	34,398,163	47,799,358	34,398,163	47,799,358
Decrease in restricted cash	34,239,354	—	34,239,354	—
Sub-total of cash inflows	167,756,588	101,484,631	169,698,607	102,135,779
Cash paid to acquire fixed assets	1,357,857,178	842,469,768	1,357,849,378	842,149,469
Cash paid to acquire investments	100,000,000	118,839,365	100,000,000	118,839,365
Net cash paid for acquisition of a subsidiary	11,185,513	—	11,691,884	—
Cash paid for acquisition of Railway Assets	—	1,282,444,340	—	1,282,444,340
Increase in restricted cash	—	21,760,596	—	21,760,596
Sub-total of cash outflows	1,469,042,691	2,265,514,069	1,469,541,262	2,265,193,770
NET CASH FLOW USED IN INVESTING ACTIVITIES	(1,301,286,103)	(2,164,029,438)	(1,299,842,655)	(2,163,057,991)

3. CASH FLOW FROM FINANCING ACTIVITIES:

Cash received from borrowings	—	1,600,000,000	—	1,600,000,000
Sub-total of cash inflows	—	1,600,000,000	—	1,600,000,000
Repayments of borrowings	600,000,000	400,000,000	600,000,000	400,000,000
Cash paid for acquisition of Jining III	13,247,800	636,633,896	13,247,800	636,633,896
Dividends paid	298,480,000	287,000,000	298,480,000	287,000,000
Dividends paid to minority shareholder of a subsidiary	1,765,539	591,974	—	—
Cash paid for interest expenses	53,682,000	75,737,500	53,682,000	75,737,500
Sub-total of cash outflows	967,175,339	1,399,963,370	965,409,800	1,399,371,396
NET CASH FLOW (USED IN) FROM FINANCING ACTIVITIES	(967,175,339)	200,036,630	(965,409,800)	200,628,604

4. EFFECT OF FOREIGN EXCHANGE

RATE CHANGES ON CASH	—	—	—	—

5. NET INCREASE IN CASH AND CASH EQUIVALENTS	479,598,939	419,366,790	481,029,894	420,481,438

	The Group		The Company
	2003	2002	2003	2002
	RMB	RMB	RMB	RMB
SUPPLEMENTAL INFORMATION:

1. RECONCILIATION OF NET PROFIT TO NET CASH FLOW FROM OPERATING ACTIVITIES:

Net profit	1,105,364,647	1,003,115,498	1,105,364,647	1,003,115,498
Add:
Minority interest	522,072	3,064,740	—	—
Impairment losses on assets	80,271,568	66,203,577	80,271,568	66,203,577
Depreciation of fixed assets	933,708,954	869,077,231	933,584,803	869,011,035
Provision for Wei Jian Fei	259,673,766	230,609,946	259,673,766	230,609,946
Amortization of intangible assets and other assets	28,797,933	19,816,651	28,797,933	19,816,651
Losses (gains) on disposal of fixed assets	(6,871,511)	1,093,362	(6,871,511)	1,093,362
Decrease in deferred expenses	15,914,457	487,507	15,914,457	487,507
Financial expenses	53,682,000	75,737,500	53,682,000	75,737,500
Gains arising from investments	(10,416,971)	(3,687,968)	(10,991,229)	(7,059,098)
Decrease (increase) in inventories	75,804,726	(131,235,706)	72,866,711	(137,682,780)
Decrease (increase) in receivables under operating activities	(292,674,819)	162,089,489	(304,976,022)	169,578,893
Increase in payables under operating activities	504,283,559	86,987,771	518,965,226	91,998,734
NET CASH FLOW FROM OPERATING ACTIVITIES	2,748,060,381	2,383,359,598	2,746,282,349	2,382,910,825

2. NET INCREASE IN CASH AND CASH EQUIVALENTS:

Cash at the end of the year	2,023,772,071	1,544,173,132	2,021,667,256	1,540,637,362
Less:
Cash at the beginning of the year	1,544,173,132	1,124,806,342	1,540,637,362	1,120,155,924
NET INCREASE IN CASH AND CASH EQUIVALENTS	479,598,939	419,366,790	481,029,894	420,481,438

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT an annual general meeting for the year 2003 (the “Annual General Meeting”) of Yanzhou Coal Mining Company Limited (the “Company”) will be held at 8:30 am on 25th June, 2004 at 2nd Floor Conference Room, Guest House, 40 Fushan Road, Zoucheng, Shandong Province 273500, People’s Republic of China (“PRC”):

As ordinary resolutions:

1.    to consider and approve the working report of the Board of Directors of the Company (the “Board”) for the year ended 31st December 2003;

2.    to consider and approve the working report of the Supervisory Committee of the Company for the year ended 31st December 2003;

3.    to consider and approve the audited financial statements of the Company as at and for the year ended 31st December 2003;

4.    to consider and approve the proposed profit distribution plan and the final dividend and special cash dividend distribution plans of the Company for the year ended 31st December 2003, and to authorise the Board to distribute such final dividend and special cash dividend to the shareholders of the Company (the “Shareholders”);

5.    to determine the remuneration of the directors and supervisors of the Company for the year ending 31st December 2004;

6.    to consider and approve the appointment of the 3 candidates nominated by the Board, namely, Wang Xin, Wang Xinkun and Wang Quanxi (a brief biography of each of these candidates is set out in Appendix I to this Notice), to act as directors of the Company, among which Wang Quanxi is nominated as an independent non-executive director of the Company (a director of the Company, Yu Xuezhi, died during the term of his directorship), the term of appointment of each new director of the Company (if his appointment is approved) to commence upon the conclusion of the forthcoming annual general meeting and to terminate at the same time as the termination of the term of the existing Board;

7.    to consider and approve the appointment of Deloitte Touche Tohmatsu (certified public accountants in Hong Kong) and Deloitte Touche Tohmatsu Certified Public Accountants Ltd. (certified public accountants in the PRC (excluding Hong Kong)) as the Company’s international and domestic auditors for the year 2004, respectively, to hold office until the conclusion of the next annual general meeting, and to determine their remuneration;

As special resolutions:

8.    to consider and approve the amendments of the articles of association of the Company proposed by the Board at a Board meeting held on 16th April, 2004, details of which are set out in full in Appendix II to this Notice and to authorize the Board to do all such things as necessary in connection with such amendments;

9.    to consider and approve the general mandate to be granted to the Board to issue new shares (see Appendix III to this Notice for full resolution); and

As an ordinary resolution:

10.    to consider and approve written proposals (if any) put forward at such meeting by any Shareholder(s) holding 5 per cent or more of the shares carrying the right to vote at such meeting.

By Order of the Board of Directors

Mo Liqi

Chairman

Zoucheng, Shandong, PRC, 16th April, 2004

Notes:

(A) Holders of the Company’s overseas listed foreign invested shares (in the form of H Shares) whose names appear on the Company’s register of members which is maintained by Hong Kong Registrars Limited at the close of business on 25th May 2004 are entitled to attend the Annual General Meeting after completing the registration procedures for attending the Annual General Meeting.

(B) Holders of H shares, who intend to attend the Annual General Meeting, must deliver the written replies for attending the Annual General Meeting to the Office of the Secretary of the Board no later than 4th June 2004. In addition to the foregoing:

(1) Such holders of H shares shall deliver copies of instruments of transfer, share certificates and their own identity cards to the Office of the Secretary of the Board; and

(2) In case such holders are represented by the authorised representatives, they shall also deliver their powers of attorney and copies of the attorney’s documents of identity to the registered address of the Company.

Shareholders can deliver the necessary documents for registration by the Company in person, by post or by facsimile. Upon receipt of such documents, the Company will complete the registration procedures for attending the Annual General Meeting and despatch copies of Annual General Meeting admission cards to Shareholders by post or by facsimile. When attending the Annual General Meeting, Shareholders or their proxies may exchange copies or facsimile copies of the Annual General Meeting admission cards for the original Annual General Meeting admission cards.

(C) Details of the Office of the Secretary of the Board are as follows:

40 Fushan Road

Zoucheng

Shandong Province 273500

PRC

Tel: 86-537-5382319

Fax: 86-537-5383311

(D) Each Shareholder of H shares who has the right to attend and vote at the Annual General Meeting is entitled to appoint in writing one or more proxies, whether a Shareholder or not, to attend and vote on his behalf at the Annual General Meeting. A proxy of a Shareholder who has appointed more than one proxy may only vote on a poll. The instrument appointing a proxy must be in writing under the hand of the appointor or his attorney duly authorised in writing. If that instrument is signed by an attorney of the appointor, the power of attorney authorising that attorney to sign, or other documents of authorisation, must be notarially certified. For holders of H shares, the power of attorney or other documents of authorisation and proxy forms must be delivered to Hong Kong Registrars Limited no less than 24 hours before the time appointed for the holding of the Annual General Meeting in order for such documents to be valid.

(E) The H share Register will be closed from 26th May 2004 to 24th June 2004 , during which time no transfer of H shares will be registered. Holders of H shares who wish to attend the Annual General Meeting and be qualified for entitlement to the 2003 final dividend and special cash dividend of RMB0.164 per share (before tax) must deliver their duly stamped instruments of transfer, accompanied by the relevant share certificates, to Hong Kong Registrars Limited no later than 4:00 p.m. on 25th May 2004.

Hong Kong Registrars Limited’s address is as follows:

Rooms 1901-1905

19th Floor, Hopewell Centre

183 Queen’s Road East

Wanchai

Hong Kong

(F) The 2003 final dividend and special cash dividend will be paid to Shareholders within two months from the date of the Annual General Meeting.

(G) The Annual General Meeting is expected to last half a day. Shareholders attending the Annual General Meeting are responsible for their own transportation and accommodation expenses.

Appendix I

(6) The brief biography of each of the candidates is set out as follows:

WANG Xin, aged 45, is an engineering technique application researcher and an industrial doctorate. Mr. Wang joined the predecessor of the Company in 1982. In 2000, he was the Deputy Head Engineer, the Department Head of the Mechanical Engineering Department, and the Deputy General Manager of Yankuang Group Corporation Limited. In 2002, he became a Director and the Deputy General Manager of Yankuang Group Corporation Limited, and was also the General Manager of Yankuang Coal Chemicals Company. By 2003, he was the Vice-Chairman of the Board of Directors and General Manager of Yankuang Group Corporation Limited. Mr. Wang graduated from the China University of Mining and Technology.

WANG Xinkun, aged 51, a senior economist, is the Deputy General Manager of the Company. Mr. Wang joined the predecessor of the Company in 1977. He became the Party Committee Deputy Secretary and the Manager of the Sales Department of the Company in 2000. He became a Deputy General Manager of the Company in 2002. He graduated from Tianjin University.

WANG Quanxi, aged 48, a professor, is currently the Faculty Head of the Nankai University Finance Management Faculty, the Head of the Nankai University Enterprise Research Centre, and the Deputy Head of the Nankai University MBA Centre. He is also the Chief Secretary of the Tianjin City Management Science Academic Society. Mr. Wang graduated from the Tianjin Nankai University.

Appendix II

(8) to consider and, if thought fit, approve the following proposal for amendments to the articles of association of the Company by way of special resolution:

1. Original Article 11

To include the following in the Company’s scope of business:

“the storage, loading and discharge of coal in ports; inland water transports; commodity logistics service; repair of ships”.

2. Second Paragraph of Original Article 55

The following clauses:

“The board of directors shall convene an extraordinary general meeting within two (2) months of the occurrence of any one of the following events: (1) where the number of directors is less than the number stipulated in the Company Law or fewer than 8 people”; and

“(5) whenever more than 2 independent directors so request.”

be amended as follows:

“The board of directors shall convene an extraordinary general meeting within two (2) months of the occurrence of any one of the following events: (1) where the number of directors is less than the number stipulated in the Company Law or two-thirds of the number specified in the Company’s Articles of Association”; and

“(5) whenever more than a half of the independent directors so request” respectively.

3. Original Article 82

To insert the following to the end of the original Article 82:

“Where any shareholder is, under the Hong Kong Listing Rules, required to abstain from voting on any particular resolution or restricted to voting only for or only against any particular resolution, any vote cast or on behalf of such shareholder in contravention of such requirement or restriction shall not be counted.”

4. Original Article 89

To insert the following as the second paragraph of the original Article 89:

“Where any shareholder is, under the Hong Kong Listing Rules, required to abstain from voting any particular resolution in a class meeting or restricted to voting only for or only against any particular resolution in a class meeting, any vote cast or on behalf of any shareholder in contravention of such requirement or restriction shall not be counted.”

5. Original Article 93

(a) To move the second paragraph of the original Article 93 to the end of the original Article 98 to become the second paragraph of Article 98:

“A shareholder’s written notice of the intention to nominate a person for election as a director and a notice in writing by that person indicating his acceptance of such nomination shall have been given to the Company seven (7) days before the date of such shareholders’ general meeting.”

(b) The third paragraph of the original Article 93:

“The Chairman shall be elected and removed by more than one-half of all members of the board of directors. The term of office of the Chairman is three (3) years, which is renewable upon re-election”

be amended as follows:

“The Chairman and Vice-chairman shall be elected and removed by more than one-half of all members of the board of directors. The term of office of the Chairman and Vice-chairman shall be three (3) years respectively, which is renewable upon re-election”.

6. Original Article 98:

(a) In addition to the amendment as described in 5(a) above, to insert the following paragraph to the end of the newly added second paragraph of Article 98:

“Such written notice(s) by the shareholder(s) of the Company shall be made no earlier than the day after the despatch of the notice of the general meeting appointed for election of directors and no later than 7 days prior to the date of such meeting.”

(b) To insert the following paragraph as the third paragraph to the original Article 98:

“Where a person is proposed for election as a director by the board of directors, a written notice of the intention to nominate a person for election as a director and a notice in writing by that person indicating his acceptance of such nomination by the board of directors shall have been given to the Company seven (7) days prior to the date of the board meeting appointed for determining the proposed directors.”

7. Original Article 99

The number of independent directors in the Company shall be amended from three (3) independent directors to four (4) independent directors.

8. Original Article 106

The original Article 106:

“The Company shall have a board of directors consisting of eleven (11) directors. The board shall have one (1) Chairman, one (1) Vice-chairman and nine (9) directors”

be amended as follows:

“The Company shall have a board of directors consisting of thirteen (13) directors, with one (1) Chairman and two (2) Vice-chairmen”.

9. Original Article 107

The new Clause (16) is to be added immediately after the original Clause (15) of Article 107:

“to approve an aggregate amount of provision for impairment of assets not more than 3% of the latest audited consolidated net asset value of the Company, to clear an amount of provision for impairment of assets not more than 1% of the latest audited consolidated net asset value of the Company, and to execute in compliance with the relevant regulations on connected transaction if any provision and clearance of impairment of assets involves any connected transactions.”

The original Clause (16) is to be amended to become Clause (17).

10. Original Article 115

The following in the original Article 115:

“If a director is interested in a matter to be discussed at a board of directors’ meeting, such director shall excuse himself from such meeting”

be amended as follows:

“If a director or his Associate(s) (as defined in the Listing Rules of the Stock Exchange of Hong Kong) is interested in a matter to be discussed at a board of directors’ meeting, such director shall excuse himself from such meeting”

11. Original Article 117

The following new Article to be added immediately after the original Article 117:

“The Company has established a strict internal control system over external guarantee. The whole board of directors shall cautiously handle and strictly control the risk of debt created by external guarantee. In connection with the losses resulting from an inappropriate external guarantee or an external guarantee given not in compliance with the relevant laws and regulations, directors who shall be held responsible shall bear joint and several liabilities.

(I) Guaranteed objects and scope

The Company shall not provide guarantee for any of its shareholders, their controlling subsidiaries, their affiliated companies, and non legal person entities or individuals. Nor can the Company directly or indirectly provide guarantee for debts of any party whose asset-liability ratio is more than 70%.

Provided that an announcement can be made in time when the relevant amount or the cumulative amount for consecutive 12 months accounts for more than 10% of the Company’s latest audited net asset value, the Company may provide guarantee to the following entities:

(1) the Company’s subsidiaries in which the Company holds at least 50% equity interests (including 50%);

(2) any legal person entity having no connection with the Company and is either one of the following:

a. a mutually-guaranteed entity which is necessary for the Company’s business purpose;

b. an entity currently or potentially having material business relationship with the Company.

(II) Review on guarantee and decision limitation

Before making any decision on external guarantee, the Company shall understand the creditability of the debtor and make a thorough analysis on the benefit and risk of such guarantee.

Any external guarantee given by the Company shall be approved by two-thirds of the full board of directors or by the shareholders in a general meeting. If any director(s) or shareholder(s) is interested in a guarantee, such director(s) or shareholder(s) shall excuse himself from voting on resolution relating to such guarantee. In the event that the guaranteed amount is more than the amount as specified in Article 117(4), an approval by a shareholders’ general meeting is required.

The amount of the Company’s external guarantee shall not be more than 50% of the net assets as set out in the audited consolidated financial statements for the latest accounting year.

(III) Management in guarantee procedures

The external guarantee of the Company shall be made in form of written contract, and at the same time the supervisory committee, the secretary to the board of directors and the financial department shall be notified.

The external guarantee of the Company shall be arranged under risk avoidance measures such as a counter guarantee given by the guaranteed party, and the party giving the counter guarantee shall have actual ability to perform its obligation under the counter guarantee.”

12. Original Article 122

The number of deputy general managers shall be amended from four (4) deputy general managers to six (6) deputy general managers.

13. Original Article 123

The following new Article to be added immediately after the original Article 123:

“The general manager may, by means such as through the manager’s meeting of the Company, make decisions on the following operational matters:

(1) an investment with a single amount of less than 5% of the Company’s latest audited net asset value, including share equity investment and production or operational investment; however, any matters requiring the approval of the China Securities Regulatory Commission, such as a public offer of securities, shall be subject to approval by a shareholders’ general meeting;

(2) a loan with a single amount of less than 5% of the Company’s latest audited net asset value and, after such financing, the asset-liability ratio of the Company remains under 50%;

(3) security or pledges of assets, a single amount of which is less than 5%, and a cumulative amount of which is less than 20%, of the Company’s latest audited net asset value.

Where decisions on operational matters involve connected transactions, such decisions shall be implemented in accordance with the relevant requirements of connected transactions.”

14. Original Article 173

The original Article 173:

“The Company shall pay dividends and other amounts to holders of Foreign-Invested Shares in accordance with the relevant foreign exchange control regulations of the State. If there is no applicable regulation, the applicable exchange rate shall be the average closing rate for the relevant foreign currency announced by the Peoples’ Bank of China during the week prior to the announcement of payment of dividend and other amounts”

be amended as follows:

“The Company shall pay dividends and other amounts to holders of Foreign-Invested Shares in accordance with the relevant foreign exchange control regulations of the State. If there is no applicable regulation, the applicable exchange rate shall be the average exchange reference rate of Renminbi to the relevant foreign currency announced by the Bank of China during five (5) working days prior to the announcement of payment of dividend and other amounts”.

15. The numbering of other Articles being affected by the above amendments will be accordingly adjusted in proper order.

Appendix III

(9) to consider and, if thought fit, approve the following by way of special resolution:

“THAT:

(a) the Board be and is hereby granted an unconditional general mandate to issue, allot and deal with additional shares in the share capital of the Company, whether Domestic Shares or H Shares, and to make or grant offers, agreements and options in respect thereof, subject to the following terms:

(i) such mandate shall not extend beyond the Relevant Period save that the directors of the Company may during the Relevant Period make or grant offers, agreements or options which might require the exercise of such powers after the end of the Relevant Period;

(ii) the aggregate nominal amount of shares allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Board otherwise than pursuant to a Rights Issue shall not exceed:

(aa) 20 per cent. of the aggregate nominal amount of Domestic Shares of the Company in issue; and/or

(bb) 20 per cent of the aggregate nominal amount of H Shares of the Company in issue,

in each case as at the date of this Resolution; and

(iii) the Board will only exercise its power under such mandate in accordance with the Company Law of the PRC and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (as the same may be amended from time to time) and only if all necessary approvals from the China Securities Regulatory Commission and/or other relevant PRC government authorities are obtained;

(b) for the purposes of this Resolution:

“Domestic Shares” means domestic invested shares in the share capital of the Company, of par value RMB1.00 each, which are held in Renminbi by PRC investors;

“H Shares” means the overseas-listed foreign invested shares in the share capital of the Company with a par value RMB1.00 each, and which are subscribed for and traded in Hong Kong dollars;

“Relevant Period” means the period from the passing of this Resolution until the earliest of:

(i) the conclusion of the next annual general meeting of the Company following the passing of this Resolution; or

(ii) the expiration of the 12-month period following the passing of this Resolution; or

(iii) the date on which the authority set out in this Resolution is revoked or varied by a special resolution of the shareholders of the Company in a general meeting; and

“Rights Issue” means the allotment or issue of shares in the Company or other securities which would or might require shares to be allotted and issued pursuant to an offer made to all the shareholders of the Company (excluding for such purpose any shareholder who is resident in a place where such offer is not permitted under the law of that place) and, where appropriate, the holder of other equity securities of the Company entitled to such offer, pro rata (apart from fractional entitlements) to their existing holdings of shares or such other equity securities; and

(c) contingent on the directors resolving to issue shares pursuant to subparagraph (a) of this Resolution, the Board be and is hereby authorised to approve, execute and do or procure to be executed and done, all such documents, deeds and things as it may consider necessary in connection with the issue of such new shares including, without limitation, determining the time and place of issue, making all necessary applications to the relevant authorities, entering into an underwriting agreement (or any other agreement), determining the use of proceeds and making all necessary filings and registrations with the relevant PRC, Hong Kong and other authorities, including but not limited to make such amendments to the Articles of Association of the Company as it thinks fit so as to reflect the increase in registered capital of the Company.”

Appointment of Two Additional Deputy General Managers

A meeting of the board of Directors of Yanzhou Coal Mining Company Limited (the “Company”) was held on 16 April 2004, in which the following two persons were appointed, with effect from the same date, as additional deputy general mangers of the Company:

JIN Tai, aged 52, a senior engineer, is the Deputy General Manager of the Company. Mr. Jin joined the predecessor of the Company (the “Predecessor”) in 1968. In 1996, he was the Manager of the Co-ordination Department of the Predecessor. In 1998, he became the Head and the Party Committee Deputy Secretary of Xinglong Zhuang Coal Mine. In 2000, he was the Deputy General Manager of the parent company of the Company, and in 2004 he became the Deputy General Manager of the Company. Mr. Jin graduated from the China University of Mining and Technology.

HE Hua, aged 47, a senior engineer, is the Deputy General Manager of the Company. Mr. Ho joined the Predecessor in 1993. In 1992, he was the Head of the Jining II Coal Mine. In 2002, he was the Executive Deputy General Manager of a subsidiary of the parent company of the Company. In 2004, he became the Deputy General Manager of the Company. Mr. He graduated from the Guizhou Industrial Academy.

Exhibit 99.2

YANZHOU COAL MINING COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT an annual general meeting for the year 2003 (the “Annual General Meeting”) of Yanzhou Coal Mining Company Limited (the “Company”) will be held at 8:30 am on 25th June, 2004 at 2nd Floor Conference Room, Guest House, 40 Fushan Road, Zoucheng, Shandong Province 273500, People’s Republic of China (“PRC”):

As ordinary resolutions:

1.    to consider and approve the working report of the Board of Directors of the Company (the “Board”) for the year ended 31st December 2003;

2.    to consider and approve the working report of the Supervisory Committee of the Company for the year ended 31st December 2003;

3.    to consider and approve the audited financial statements of the Company as at and for the year ended 31st December 2003;

4.    to consider and approve the proposed profit distribution plan and the final dividend and special cash dividend distribution plans of the Company for the year ended 31st December 2003, and to authorise the Board to distribute such final dividend and special cash dividend to the shareholders of the Company (the “Shareholders”);

5.    to determine the remuneration of the directors and supervisors of the Company for the year ending 31st December 2004;

6.    to consider and approve the appointment of the 3 candidates nominated by the Board, namely, Wang Xin, Wang Xinkun and Wang Quanxi (a brief biography of each of these candidates is set out in Appendix I to this Notice), to act as directors of the Company, among which Wang Quanxi is nominated as an independent non-executive director of the Company (a director of the Company,

Yu Xuezhi, died during the term of his directorship), the term of appointment of each new director of the Company (if his appointment is approved) to commence upon the conclusion of the forthcoming annual general meeting and to terminate at the same time as the termination of the term of the existing Board;

7.    to consider and approve the appointment of Deloitte Touche Tohmatsu (certified public accountants in Hong Kong) and Deloitte Touche Tohmatsu Certified Public Accountants Ltd. (certified public accountants in the PRC (excluding Hong Kong)) as the Company’s international and domestic auditors for the year 2004, respectively, to hold office until the conclusion of the next annual general meeting, and to determine their remuneration;

As special resolutions:

8.    to consider and approve the amendments of the articles of association of the Company proposed by the Board at a Board meeting held on 16th April, 2004, details of which are set out in full in Appendix II to this Notice and to authorize the Board to do all such things as necessary in connection with such amendments;

9.    to consider and approve the general mandate to be granted to the Board to issue new shares (see Appendix III to this Notice for full resolution); and

As an ordinary resolution:

10.    to consider and approve written proposals (if any) put forward at such meeting by any Shareholder(s) holding 5 per cent or more of the shares carrying the right to vote at such meeting.

By Order of the Board of Directors

Mo Liqi

Chairman

Zoucheng, Shandong, PRC, 16th April, 2004

Notes:

(A)    Holders of the Company’s overseas listed foreign invested shares (in the form of H Shares) whose names appear on the Company’s register of members which is maintained by Hong Kong Registrars Limited at the close of business on 25th May 2004 are entitled to attend the Annual General Meeting after completing the registration procedures for attending the Annual General Meeting.

(B)    Holders of H shares, who intend to attend the Annual General Meeting, must deliver the written replies for attending the Annual General Meeting to the Office of the Secretary of the Board no later than 4th June 2004. In addition to the foregoing:

(1)    Such holders of H shares shall deliver copies of instruments of transfer, share certificates and their own identity cards to the Office of the Secretary of the Board; and

(2)    In case such holders are represented by the authorised representatives, they shall also deliver their powers of attorney and copies of the attorney’s documents of identity to the registered address of the Company.

Shareholders can deliver the necessary documents for registration by the Company in person, by post or by facsimile. Upon receipt of such documents, the Company will complete the registration procedures for attending the Annual General Meeting and despatch copies of Annual General Meeting admission cards to shareholders by post or by facsimile. When attending the Annual General Meeting, Shareholders or their proxies may exchange copies or facsimile copies of the Annual General Meeting admission cards for the original Annual General Meeting admission cards.

(C)    Details of the Office of the Secretary of the Board are as follows:

40 Fushan Road

Zoucheng

Shandong Province 273500

PRC

Tel: 86-537-5382319

Fax: 86-537-5383311

(D)    Each Shareholder of H shares who has the right to attend and vote at the Annual General Meeting is entitled to appoint in writing one or more proxies,

whether a Shareholder or not, to attend and vote on his behalf at the Annual General Meeting. A proxy of a Shareholder who has appointed more than one proxy may only vote on a poll. The instrument appointing a proxy must be in writing under the hand of the appointor or his attorney duly authorised in writing. If that instrument is signed by an attorney of the appointor, the power of attorney authorising that attorney to sign, or other documents of authorisation, must be notarially certified. For holders of H shares, the power of attorney or other documents of authorisation and proxy forms must be delivered to Hong Kong Registrars Limited no less than 24 hours before the time appointed for the holding of the Annual General Meeting in order for such documents to be valid.

(E)    The H share Register will be closed from 26th May 2004 to 24th June 2004 , during which time no transfer of H shares will be registered. Holders of H shares who wish to attend the Annual General Meeting and be qualified for entitlement to the 2003 final dividend and special cash dividend of RMB0.164 per share (before tax) must deliver their duly stamped instruments of transfer, accompanied by the relevant share certificates, to Hong Kong Registrars Limited no later than 4:00 p.m. on 25th May 2004.

Hong Kong Registrars Limited’s address is as follows:

Rooms 1901-1905

19th Floor, Hopewell Centre

183 Queen’s Road East

Wanchai

Hong Kong

(F)    The 2003 final dividend and special cash dividend will be paid to Shareholders within two months from the date of the Annual General Meeting.

(G)    The Annual General Meeting is expected to last half a day. Shareholders attending the Annual General Meeting are responsible for their own transportation and accommodation expenses.

Appendix I

(6)    The brief biography of each of the candidates is set out as follows:

WANG Xin, aged 45, is an engineering technique application researcher and an industrial doctorate. Mr. Wang joined the predecessor of the Company in 1982. In 2000, he was the Deputy Head Engineer, the Department Head of the Mechanical Engineering Department, and the Deputy General Manager of Yankuang Group Corporation Limited. In 2002, he became a Director and the Deputy General Manager of Yankuang Group Corporation Limited, and was also the General Manager of Yankuang Coal Chemicals Company. By 2003, he was the Vice-Chairman of the Board of Directors and General Manager of Yankuang Group Corporation Limited. Mr. Wang graduated from the China University of Mining and Technology.

WANG Xinkun, aged 51, a senior economist, is the Deputy General Manager of the Company. Mr. Wang joined the predecessor of the Company in 1977. He became the Party Committee Deputy Secretary and the Manager of the Sales Department of the Company in 2000. He became a Deputy General Manager of the Company in 2002. He graduated from Tianjin University.

WANG Quanxi, aged 48, a professor, is currently the Faculty Head of the Nankai University Finance Management Faculty, the Head of the Nankai University Enterprise Research Centre, and the Deputy Head of the Nankai University MBA Centre. He is also the Chief Secretary of the Tianjin City Management Science Academic Society. Mr. Wang graduated from the Tianjin Nankai University.

Appendix II

(8) to consider and, if thought fit, approve the following proposal for amendments to the articles of association of the Company by way of special resolution:

1.    Original Article 11

To include the following in the Company’s scope of business:

“the storage, loading and discharge of coal in ports; inland water transports; commodity logistics service; repair of ships”.

2.    Second Paragraph of Original Article 55

The following clauses:

“The board of directors shall convene an extraordinary general meeting within two (2) months of the occurrence of any one of the following events: (1) where the number of directors is less than the number stipulated in the Company Law or fewer than 8 people”; and

“(5)    whenever more than 2 independent directors so request.”

be amended as follows:

“The board of directors shall convene an extraordinary general meeting within two (2) months of the occurrence of any one of the following events: (1) where the number of directors is less than the number stipulated in the Company Law or two-thirds of the number specified in the Company’s Articles of Association”; and

“(5)    whenever more than a half of the independent directors so request” respectively.

3.    Original Article 82

To insert the following to the end of the original Article 82:

“Where any shareholder is, under the Hong Kong Listing Rules, required to abstain from voting on any particular resolution or restricted to voting only for or only against any particular resolution, any vote cast or on behalf of such shareholder in contravention of such requirement or restriction shall not be counted.”

4.    Original Article 89

To insert the following as the second paragraph of the original Article 89:

“Where any shareholder is, under the Hong Kong Listing Rules, required to abstain from voting any particular resolution in a class meeting or restricted to voting only for or only against any particular resolution in a class meeting, any vote cast or on behalf of any shareholder in contravention of such requirement or restriction shall not be counted.”

5.    Original Article 93

(a)    To move the second paragraph of the original Article 93 to the end of the original Article 98 to become the second paragraph of Article 98:

“A shareholder’s written notice of the intention to nominate a person for election as a director and a notice in writing by that person indicating his acceptance of such nomination shall have been given to the Company seven (7) days before the date of such shareholders’ general meeting.”

(b)    The third paragraph of the original Article 93:

“The Chairman shall be elected and removed by more than one-half of all members of the board of directors. The term of office of the Chairman is three (3) years, which is renewable upon re-election”

be amended as follows:

“The Chairman and Vice-chairman shall be elected and removed by more than one-half of all members of the board of directors. The term of office of the Chairman and Vice-chairman shall be three (3) years respectively, which is renewable upon re-election”.

6.    Original Article 98:

(a)    In addition to the amendment as described in 5(a) above, to insert the following paragraph to the end of the newly added second paragraph of Article 98:

“Such written notice(s) by the shareholder(s) of the Company shall be made no earlier than the day after the despatch of the notice of the general meeting appointed for election of directors and no later than 7 days prior to the date of such meeting.”

(b)    To insert the following paragraph as the third paragraph to the original Article 98:

“Where a person is proposed for election as a director by the board of directors, a written notice of the intention to nominate a person for election as a director and a notice in writing by that person indicating his acceptance of such nomination by the board of directors shall have been given to the Company seven (7) days prior to the date of the board meeting appointed for determining the proposed directors.”

7.    Original Article 99

The number of independent directors in the Company shall be amended from three (3) independent directors to four (4) independent directors.

8.    Original Article 106

The original Article 106:

“The Company shall have a board of directors consisting of eleven (11) directors. The board shall have one (1) Chairman, one (1) Vice-chairman and nine (9) directors”

be amended as follows:

“The Company shall have a board of directors consisting of thirteen (13) directors, with one (1) Chairman and two (2) Vice-chairmen”.

9.    Original Article 107

The new Clause (16) is to be added immediately after the original Clause (15) of Article 107:

“to approve an aggregate amount of provision for impairment of assets not more than 3% of the latest audited consolidated net asset value of the Company, to clear an amount of provision for impairment of assets not more than 1% of the latest audited consolidated net asset value of the Company, and to execute in compliance with the relevant regulations on connected transaction if any provision and clearance of impairment of assets involves any connected transactions.”

The original Clause (16) is to be amended to become Clause (17).

10.    Original Article 115

The following in the original Article 115:

“If a director is interested in a matter to be discussed at a board of directors’ meeting, such director shall excuse himself from such meeting”

be amended as follows:

“If a director or his Associate(s) (as defined in the Listing Rules of the Stock Exchange of Hong Kong) is interested in a matter to be discussed at a board of directors’ meeting, such director shall excuse himself from such meeting”

11.    Original Article 117

The following new Article to be added immediately after the original Article 117:

“The Company has established a strict internal control system over external guarantee. The whole board of directors shall cautiously handle and strictly control the risk of debt created by external guarantee. In connection with the losses resulting from an inappropriate external guarantee or an external guarantee given not in compliance with the relevant laws and regulations, directors who shall be held responsible shall bear joint and several liabilities.

(I)    Guaranteed objects and scope

The Company shall not provide guarantee for any of its shareholders, their controlling subsidiaries, their affiliated companies, and non legal person entities or individuals. Nor can the Company directly or indirectly provide guarantee for debts of any party whose asset-liability ratio is more than 70%.

Provided that an announcement can be made in time when the relevant amount or or the cumulative amount for consecutive 12 months accounts for more than 10% of the Company’s latest audited net asset value, the Company may provide guarantee to the following entities:

(1)    the Company’s subsidiaries in which the Company holds at least 50% equity interests (including 50%);

(2)    any legal person entity having no connection with the Company and is either one of the following:

a.    a mutually-guaranteed entity which is necessary for the Company’s business purpose;

b.    an entity currently or potentially having material business relationship with the Company.

(II)  Review on guarantee and decision limitation

Before making any decision on external guarantee, the Company shall understand the creditability of the debtor and make a thorough analysis on the benefit and risk of such guarantee.

Any external guarantee given by the Company shall be approved by two-thirds of the full board of directors or by the shareholders in a general meeting. If any director(s) or shareholder(s) is interested in a guarantee, such director(s) or shareholder(s) shall excuse himself from voting on resolution relating to such guarantee. In the event that the guaranteed amount is more than the amount as specified in Article 117(4), an approval by a shareholders’ general meeting is required.

The amount of the Company’s external guarantee shall not be more than 50% of the net assets as set out in the audited consolidated financial statements for the latest accounting year.

(III)    Management in guarantee procedures

The external guarantee of the Company shall be made in form of written contract, and at the same time the supervisory committee, the secretary to the board of directors and the financial department shall be notified.

The external guarantee of the Company shall be arranged under risk avoidance measures such as a counter guarantee given by the guaranteed party, and the party giving the counter guarantee shall have actual ability to perform its obligation under the counter guarantee.”

12.    Original Article 122

The number of deputy general managers shall be amended from four (4) deputy general managers to six (6) deputy general managers.

13.    Original Article 123

The following new Article to be added immediately after the original Article 123:

“The general manager may, by means such as through the manager’s meeting of the Company, make decisions on the following operational matters:

(1)    an investment with a single amount of less than 5% of the Company’s latest audited net asset value, including share equity investment and production or operational investment; however, any matters requiring the approval of the China Securities Regulatory Commission, such as a public offer of securities, shall be subject to approval by a shareholders’ general meeting;

(2)    a loan with a single amount of less than 5% of the Company’s latest audited net asset value and, after such financing, the asset-liability ratio of the Company remains under 50%;

(3)    security or pledges of assets, a single amount of which is less than 5%, and a cumulative amount of which is less than 20%, of the Company’s latest audited net asset value.

Where decisions on operational matters involve connected transactions, such decisions shall be implemented in accordance with the relevant requirements of connected transactions.”

14.    Original Article 173

The original Article 173:

“The Company shall pay dividends and other amounts to holders of Foreign-Invested Shares in accordance with the relevant foreign exchange control regulations of the State. If there is no applicable regulation, the applicable exchange rate shall be the average closing rate for the relevant foreign currency announced by the Peoples’ Bank of China during the week prior to the announcement of payment of dividend and other amounts”

be amended as follows:

“The Company shall pay dividends and other amounts to holders of Foreign-Invested Shares in accordance with the relevant foreign exchange control regulations of the State. If there is no applicable regulation, the applicable exchange rate shall be the average exchange reference rate of Renminbi to the relevant foreign currency announced by the Bank of China during five (5) working days prior to the announcement of payment of dividend and other amounts”.

15.    The numbering of other Articles being affected by the above amendments will be accordingly adjusted in proper order.

Appendix III

(9)    to consider and, if thought fit, approve the following by way of special resolution:

“THAT:

(a)    the Board be and is hereby granted an unconditional general mandate to issue, allot and deal with additional shares in the share capital of the Company, whether Domestic Shares or H Shares, and to make or grant offers, agreements and options in respect thereof, subject to the following terms:

(i)    such mandate shall not extend beyond the Relevant Period save that the directors of the Company may during the Relevant Period make or grant offers, agreements or options which might require the exercise of such powers after the end of the Relevant Period;

(ii)    the aggregate nominal amount of shares allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Board otherwise than pursuant to a Rights Issue shall not exceed:

(aa)    20 per cent. of the aggregate nominal amount of Domestic Shares of the Company in issue; and/or

(bb)    20 per cent of the aggregate nominal amount of H Shares of the Company in issue,

in each case as at the date of this Resolution; and

(iii)    the Board will only exercise its power under such mandate in accordance with the Company Law of the PRC and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (as the same may be amended from time to time) and only if all necessary approvals from the China Securities Regulatory Commission and/or other relevant PRC government authorities are obtained;

(b)    for the purposes of this Resolution:

“Domestic Shares” means domestic invested shares in the share capital of the Company, of par value RMB1.00 each, which are held in Renminbi by PRC investors;

“H Shares” means the overseas-listed foreign invested shares in the share capital of the Company with a par value RMB1.00 each, and which are subscribed for and traded in Hong Kong dollars;

“Relevant Period” means the period from the passing of this Resolution until the earliest of:

(i)    the conclusion of the next annual general meeting of the Company following the passing of this Resolution; or

(ii)    the expiration of the 12-month period following the passing of this Resolution; or

(iii)    the date on which the authority set out in this Resolution is revoked or varied by a special resolution of the shareholders of the Company in a general meeting; and

“Rights Issue” means the allotment or issue of shares in the Company or other securities which would or might require shares to be allotted and issued pursuant to an offer made to all the shareholders of the Company (excluding for such purpose any shareholder who is resident in a place where such offer is not permitted under the law of that place) and, where appropriate, the holder of other equity securities of the Company entitled to such offer, pro rata (apart from fractional entitlements) to their existing holdings of shares or such other equity securities; and

(c)    contingent on the directors resolving to issue shares pursuant to subparagraph (a) of this Resolution, the Board be and is hereby authorised to approve, execute and do or procure to be executed and done, all such documents, deeds and things as it may consider necessary in connection with the issue of such new shares including, without limitation, determining the time and place of issue, making all necessary applications to the relevant authorities, entering into an underwriting agreement (or any other agreement), determining the use of proceeds and making all necessary filings and registrations with the relevant PRC, Hong Kong and other authorities, including but not limited to make such amendments to the Articles of Association of the Company as it thinks fit so as to reflect the increase in registered capital of the Company.”

Exhibit 99.3

YANZHOU COAL MINING COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

Form of proxy for use at the Annual General Meeting for the year 2003

The Number of Shares

Represented by the

Proxy Form1

I/We                                 ,

Address:                         2,

being the registered holder(s) of      H shares of RMB1.00 each in the capital of Yanzhou Coal Mining Company Limited

(the “Company”), HEREBY APPOINT3 the Chairman of the Annual General Meeting or              of

as my/our proxy/proxies to attend and act for me/us and on my/our behalf at the Annual General Meeting of the Company to be held at 2nd Floor Conference Room, Guest House, 40 Fushan Road, Zoucheng, Shandong Province 273500, People’s Republic of China (“PRC”) at 8:30 a.m. on 25th June, 2004 and at any adjournment of the Annual General Meeting for the year 2003. The proxy/proxies will vote on the resolutions listed in the Notice of Annual General Meeting as hereunder indicated or, unless otherwise indicated or if no such indication is given, as my proxy/proxies think(s) fit:

Resolution          For 4     Against 4

As ordinary resolutions:

1.    to consider and approve the working report of the Board of Directors of the Company (the “Board”) for the year ended 31st December 2003;

2.    to consider and approve the working report of the Supervisory Committee of the Company for the year ended 31st December 2003;

3.    to consider and approve the audited financial statements of the Company as at and for the year ended 31st December 2003;

4.    to consider and approve the proposed profit distribution plan and the final dividend and special cash dividend distribution plans of the Company for the year ended 31st December 2003, and to authorise the Board to distribute such final dividend and special cash dividend to the shareholders of the Company (the “Shareholders”);

5.    to determine the remuneration of the directors and supervisors of the Company for the year ending 31st December 2004;

6.    to consider and approve the appointment of the 3 candidates nominated by the Board, namely, Wang Xin, Wang Xinkun and Wang Quanxi (a brief biography of each of these candidates is set out in Appendix I to this Proxy Form), to act as directors of the Company, among which Wang Quanxi is nominated as an independent non-executive director of the Company (a director of the Company, Yu Xuezhi, died during the term of his directorship), the term of appointment of each new director of the Company (if his appointment is approved) to commence upon the conclusion of the forthcoming annual general meeting and to terminate at the same time as the termination of the term of the existing Board;

7.    to consider and approve the appointment of Deloitte Touche Tohmatsu (certified public accountants in Hong Kong) and Deloitte Touche Tohmatsu Certified Public Accountants Ltd. (certified public accountants in the PRC (excluding Hong Kong)) as the Company’s international and domestic auditors for the year 2004, respectively, to hold office until the conclusion of the next annual general meeting, and to determine their remuneration;

As special resolutions:

8.    to consider and approve the amendments of the articles of association of the Company proposed by the Board at a Board meeting held on 16th April, 2004, details of which are set out in full in Appendix II to this Proxy Form and to authorize the Board to do all such things as necessary in connection with such amendments;

9.    to consider and approve the general mandate to be granted to the Board to issue new shares (see Appendix III to this Proxy Form for full resolution).

Signature5:                      Date:        2004

Notes:

1.    Please insert the number of shares in the Company to which this form of proxy relates. If no number is inserted, this form of proxy will be deemed to relate all the shares in the Company registered in your name.

2.    Full name(s) and address(es) to be inserted in block letters.

3.    If the person other than the Chairman of the Annual General Meeting is to be appointed as proxy, please delete “the Chairman of the Annual General Meeting or” and insert into the blank space the name and address of the proxy appointed. Each Shareholder is entitled to appoint one or more proxies to attend and vote at the meeting. The proxy need not be the Shareholder. Any alteration made to this form of proxy must be signed by the person(s) who sign(s) it.

4.    Important: If you wish to vote for any resolution, tick in the box marked “FOR”. If you wish to vote against any resolution, tick in the box marked “AGAINST”. Failure to tick either box will entitle your proxy to cast your vote at his discretion.

5.    This form of proxy must be signed by you (or by your attorney duly authorized in writing). If the Shareholder is a company or an organisation, this form of proxy must be under the seal of the company or the organisation or be signed by its director (or responsible person) or a duly authorized attorney.

6.    To be valid, this form of proxy, together with the certified power of attorney or other documents of authorization under which it is signed, must be delivered to the registered office of Yanzhou Coal Mining Company Limited (by the holders of domestic shares) or to Hong Kong Registrars Limited (by holders of H shares) not less than 24 hours before the time appointed for the holding of the Annual General Meeting.

7.    A proxy attending the Annual General Meeting on behalf of a shareholder must present his proof of identity.

Appendix I

(6)    The brief biography of each of the candidates is set out as follows:

WANG Xin, aged 45, is an engineering technique application researcher and an industrial doctorate. Mr. Wang joined the predecessor of the Company in 1982. In 2000, he was the Deputy Head Engineer, the Department Head of the Mechanical Engineering Department, and the Deputy General Manager of Yankuang Group Corporation Limited. In 2002, he became a Director and the Deputy General Manager of Yankuang Group Corporation Limited, and was also the General Manager of Yankuang Coal Chemicals Company. By 2003, he was the Vice-Chairman of the Board of Directors and General Manager of Yankuang Group Corporation Limited. Mr. Wang graduated from the China University of Mining and Technology.

WANG Xinkun, aged 51, a senior economist, is the Deputy General Manager of the Company. Mr. Wang joined the predecessor of the Company in 1977. He became the Party Committee Deputy Secretary and the Manager of the Sales Department of the Company in 2000. He became a Deputy General Manager of the Company in 2002. He graduated from Tianjin University.

WANG Quanxi, aged 48, a professor, is currently the Faculty Head of the Nankai University Finance Management Faculty, the Head of the Nankai University Enterprise Research Centre, and the Deputy Head of the Nankai University MBA Centre. He is also the Chief Secretary of the Tianjin City Management Science Academic Society. Mr. Wang graduated from the Tianjin Nankai University.

Appendix II

(8)    to consider and, if thought fit, approve the following proposal for amendments to the Articles of Association of the Company by way of special resolution:

1.    Original Article 11

To include the following in the Company’s scope of business:

“the storage, loading and discharge of coal in ports; inland water transports; commodity logistics service; repair of ships”.

2.    Second Paragraph of Original Article 55

The following clauses:

“The board of directors shall convene an extraordinary general meeting within two (2) months of the occurrence of any one of the following events: (1) where the number of directors is less than the number stipulated in the Company Law or fewer than 8 people”; and

“(5) whenever more than 2 independent directors so request”.

be amended as follows:

“The board of directors shall convene an extraordinary general meeting within two (2) months of the occurrence of any one of the following events: (1) where the number of directors is less than the number stipulated in the Company Law or two-thirds of the number specified in the Company’s Articles of Association”; and

“(5) whenever more than a half of the independent directors so request” respectively.

3.    Original Article 82

To insert the following to the end of the original Article 82:

“Where any shareholder is, under the Hong Kong Listing Rules, required to abstain from voting on any particular resolution or restricted to voting only for or only against any particular resolution, any vote cast or on behalf of such shareholder in contravention of such requirement or restriction shall not be counted”.

4.    Original Article 89

To insert the following as the second paragraph of the original Article 89:

“Where any shareholder is, under the Hong Kong Listing Rules, required to abstain from voting any particular resolution in a class meeting or restricted to voting only for or only against any particular resolution in a class meeting, any vote cast or on behalf of any shareholder in contravention of such requirement or restriction shall not be counted”.

5.    Original Article 93

(a)    To move the second paragraph of the original Article 93 to the end of the original Article 98 to become the second paragraph of Article 98:

“A shareholder’s written notice of the intention to nominate a person for election as a director and a notice in writing by that person indicating his acceptance of such nomination shall have been given to the Company seven (7) days before the date of such shareholders’ general meeting.”

(b)    The third paragraph of the original Article 93:

“The Chairman shall be elected and removed by more than one-half of all members of the board of directors. The term of office of the Chairman is three (3) years, which is renewable upon re-election”.

be amended as follows:

“The Chairman and Vice-chairman shall be elected and removed by more than one-half of all members of the board of directors. The term of office of the Chairman and Vice-chairman shall be three (3) years respectively, which is renewable upon re-election”.

6.    Original Article 98:

(a)    In addition to the amendment as described in 5(a) above, to insert the following paragraph to the end of the newly added second paragraph of Article 98:

“Such written notice(s) by the shareholder(s) of the Company shall be made no earlier than the day after the despatch of the notice of the general meeting appointed for election of directors and no later than 7 days prior to the date of such meeting”.

(b)    To insert the following paragraph as the third paragraph to the original Article 98:

“Where a person is proposed for election as a director by the board of directors, a written notice of the intention to nominate a person for election as a director and a notice in writing by that person indicating his acceptance of such nomination by the board of directors shall have been given to the Company seven (7) days prior to the date of the board meeting appointed for determining the proposed directors”.

7.    Original Article 99

The number of independent directors in the Company shall be amended from three (3) independent directors to four (4) independent directors.

8.    Original Article 106

The original Article 106:

“The Company shall have a board of directors consisting of eleven (11) directors. The board shall have one (1) Chairman, one (1) Vice-chairman and nine (9) directors”.

be amended as follows:

“The Company shall have a board of directors consisting of thirteen (13) directors, with one (1) Chairman and two (2) Vice-chairmen”.

9.    Original Article 107

The new Clause (16) is to be added immediately after the original Clause (15) of Article 107:

“to approve an aggregate amount of provision for impairment of assets not more than 3% of the latest audited consolidated net asset value of the Company, to clear an amount of provision for impairment of assets not more than 1% of the latest audited consolidated net asset value of the Company, and to execute in compliance with the relevant regulations on connected transaction if any provision and clearance of impairment of assets involves any connected transactions.”

The original Clause (16) is to be amended to become Clause (17).

10.    Original Article 115

The following in the original Article 115:

“If a director is interested in a matter to be discussed at a board of directors’ meeting, such director shall excuse himself from such meeting”.

be amended as follows:

“If a director or his Associate(s) (as defined in the Listing Rules of the Stock Exchange of Hong Kong) is interested in a matter to be discussed at a board of directors’ meeting, such director shall excuse himself from such meeting”.

11.    Original Article 117

The following new Article to be added immediately after the original Article 117:

“The Company has established a strict internal control system over external guarantee. The whole board of directors shall cautiously handle and strictly control the risk of debt created by external guarantee. In connection with the losses resulting from an inappropriate external guarantee or an external guarantee given not in compliance with the relevant laws and regulations, directors who shall be held responsible shall bear joint and several liabilities.

(I)    Guaranteed objects and scope

The Company shall not provide guarantee for any of its shareholders, their controlling subsidiaries, their affiliated companies, and non legal person entities or individuals. Nor can the Company directly or indirectly provide guarantee for debts of any party whose asset-liability ratio is more than 70%.

Provided that an announcement can be made in time when the relevant amount or the cumulative amount for consecutive 12 months accounts for more than

10% of the Company’s latest audited net asset value, the Company may provide guarantee to the following entities:

(1)    the Company’s subsidiaries in which the Company holds at least 50% equity interests (including 50%);

(2)    any legal person entity having no connection with the Company and is either one of the following:

a.    a mutually-guaranteed entity which is necessary for the Company’s business purpose;

b.    an entity currently or potentially having material business relationship with the Company.

(II)    Review on guarantee and decision limitation

Before making any decision on external guarantee, the Company shall understand the creditability of the debtor and make a thorough analysis on the benefit and risk of such guarantee.

Any external guarantee given by the Company shall be approved by two-thirds of the full board of directors or by the shareholders in a general meeting. If any director(s) or shareholder(s) is interested in a guarantee, such director(s) or shareholder(s) shall excuse himself from voting on resolution relating to such guarantee. In the event that the guaranteed amount is more than the amount as specified in Article 117(4), an approval by a shareholders’ general meeting is required.

The amount of the Company’s external guarantee shall not be more than 50% of the net assets as set out in the audited consolidated financial statements for the latest accounting year.

(III)    Management in guarantee procedures

The external guarantee of the Company shall be made in form of written contract, and at the same time the supervisory committee, the secretary to the board of directors and the financial department shall be notified.

The external guarantee of the Company shall be arranged under risk avoidance measures such as a counter guarantee given by the guaranteed party, and the party giving the counter guarantee shall have actual ability to perform its obligation under the counter guarantee.”

12.    Original Article 122

The number of deputy general managers shall be amended from four (4) deputy general managers to six (6) deputy general managers.

13.    Original Article 123

The following new Article to be added immediately after the original Article 123:

“The general manager may, by means such as through the manager’s meeting of the Company, make decisions on the following operational matters:

(1)    an investment with a single amount of less than 5% of the Company’s latest audited net asset value, including share equity investment and production or operational investment ; however, any matters requiring the approval of the China Securities Regulatory Commission, such as a public offer of securities, shall be subject to approval by a shareholders’ general meeting;

(2)    a loan with a single amount of less than 5% of the Company’s latest audited net asset value and, after such financing, the asset-liability ratio of the Company remains under 50%;

(3)    security or pledges of assets, a single amount of which is less than 5%, and a cumulative amount of which is less than 20%, of the Company’s latest audited net asset value.

Where decisions on operational matters involve connected transactions, such decisions shall be implemented in accordance with the relevant requirements of connected transactions.”

14.    Original Article 173

The original Article 173:

“The Company shall pay dividends and other amounts to holders of Foreign-Invested Shares in accordance with the relevant foreign exchange control regulations of the State. If there is no applicable regulation, the applicable exchange rate shall be the average closing rate for the relevant foreign currency announced by the Peoples’ Bank of China during the week prior to the announcement of payment of dividend and other amounts”.

be amended as follows:

“The Company shall pay dividends and other amounts to holders of Foreign-Invested Shares in accordance with the relevant foreign exchange control regulations of the State. If there is no applicable regulation, the applicable exchange rate shall be the average exchange reference rate of Renminbi to the relevant foreign currency announced by the Bank of China during five (5) working days prior to the announcement of payment of dividend and other amounts”.

15.    The numbering of other Articles being affected by the above amendments will be accordingly adjusted in proper order.

Appendix III

(9)    to consider and, if thought fit, approve the following by way of special resolution:

“THAT:

(a)    the Board of Directors of the Company be and is hereby granted an unconditional general mandate to issue, allot and deal with additional shares in the share capital of the Company, whether Domestic Shares or H Shares, and to make or grant offers, agreements and options in respect thereof, subject to the following terms:

(i)    such mandate shall not extend beyond the Relevant Period save that the Directors of the Company may during the Relevant Period make or grant offers, agreements or options which might require the exercise of such powers after the end of the Relevant Period;

(ii)    the aggregate nominal amount of shares allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Board of Directors of the Company otherwise than pursuant to a Rights Issue shall not exceed:

(aa)    20 per cent. of the aggregate nominal amount of Domestic Shares of the Company in issue; and/or

(bb)    20 per cent of the aggregate nominal amount of H Shares of the Company in issue,

in each case as at the date of this Resolution; and

(iii)    the Board of Directors will only exercise its power under such mandate in accordance with the Company Law of the PRC and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (as the same may be amended from time to time) and only if all necessary approvals from the China Securities Regulatory Commission and/or other relevant PRC government authorities are obtained;

(b)    for the purposes of this Resolution:

“Domestic Shares” means domestic invested shares in the share capital of the Company, of par value RMB1.00 each, which are held in Renminbi by PRC investors;

“H Shares” means the overseas-listed foreign invested shares in the share capital of the Company with a par value RMB1.00 each, and which are subscribed for and traded in Hong Kong dollars;

“Relevant Period” means the period from the passing of this Resolution until the earliest of:

(i)    the conclusion of the next annual general meeting of the Company following the passing of this Resolution; or

(ii)    the expiration of the 12-month period following the passing of this Resolution; or

(iii)    the date on which the authority set out in this Resolution is revoked or varied by a special resolution of the shareholders of the Company in a general meeting; and

“Rights Issue” means the allotment or issue of shares in the Company or other securities which would or might require shares to be allotted and issued pursuant to an offer made to all the shareholders of the Company (excluding for such purpose any shareholder who is resident in a place where such offer is not permitted under the law of that place) and, where appropriate, the holder of other equity securities of the Company entitled to such offer, pro rata (apart from fractional entitlements) to their existing holdings of shares or such other equity securities; and

(c)    contingent on the Directors resolving to issue shares pursuant to subparagraph (a) of this Resolution, the Board of Directors be and is hereby authorised to approve, execute and do or procure to be executed and done, all such documents, deeds and things as it may consider necessary in connection with the issue of such new shares including, without limitation, determining the time and place of issue, making all necessary applications to the relevant authorities, entering into an underwriting agreement (or any other agreement), determining the use of proceeds and making all necessary filings and registrations with the relevant PRC, Hong Kong and other authorities, including but not limited to make such amendments to the Articles of Association of the Company as it thinks fit so as to reflect the increase in registered capital of the Company.”

Exhibit 99.4

YANZHOU COAL MINING COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

Reply Slip

To: Yanzhou Coal Mining Company Limited (the “Company”)

I intend to attend (in person/by a proxy/proxies) the Annual General Meeting for the year 2003 of the Company to be held at 2nd Floor Conference Room, Guest House, 40 Fushan Road, Zoucheng, Shandong Province 273500, People’s Republic of China (“PRC”) on 25th June, 2004, at 8:30 a.m.

Name (as appearing in the register of members)

Number of domestic/H Shares registered under my name

Identity card/passport number

Identification code of shareholder

Correspondence address

Telephone number

Signature(s):                 Date: 2004

Notes:

1.	Please insert your full name(s) (both in Chinese and English) in block letter.

2.	Please submit a photocopy of your ID/Passport

3.	Please submit a photocopy of proof of ownership of your shares.

4.	Please delete the option which is not applicable in “domestic/H Shares”, “in person/by a proxy/proxies” and “Identity card/passport number”.

5.	The completed and signed reply slip must be delivered to the Office of the Secretary of the Board of Directors at the Company’s registered address at 40 Fushan Road, Zoucheng, Shandong Province 273500, PRC no later than 4th June, 2004. This reply slip may be delivered to the Company in person, by post or by facsimile (Fax No.: 86-537-5383311).